FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of December 31, 2014 together with Independent Auditors’ Report

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 TOGETHER WITH INDEPENDENT AUDITORS’ REPORT.

BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

ASSETS:	12-31-2014	12-31-2013

A. CASH AND DUE FROM BANKS:
Cash	2,857,658	2,063,190
Due from banks and correspondents	9,668,573	10,782,106

Argentine Central Bank (BCRA)	9,325,330	10,546,478
Other local	1,094	2,795
Foreign	342,149	232,833

	12,526,231	12,845,296

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	2,941,865	1,982,038
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	8,630,056	1,408,487
Investments in listed private securities (Exhibit A)	178	90
Less: Allowances (Exhibit J)	201	196

	11,572,062	3,390,583

C. LOANS:
To government sector (Exhibits B, C and D)	54,459	40,915
To financial sector (Exhibits B, C and D)	2,216,310	2,879,947

Interfinancial – (Call granted)	30,000	280,000
Other financing to local financial institutions	1,691,857	2,172,548
Interest and listed-price differences accrued and pending collection	494,453	427,399

To non financial private sector and residents abroad (Exhibits B, C and D)	39,045,753	32,740,843

Overdraft	6,861,786	6,552,258
Discounted instruments	6,035,048	5,476,961
Real estate mortgage	1,466,346	1,243,900
Collateral Loans	1,651,228	1,178,092
Consumer	6,091,935	5,998,691
Credit cards	11,465,609	7,429,187
Other	4,953,604	4,446,498
Interest and listed-price differences accrued and pending collection	654,109	547,469
Less: Interest documented together with main obligation	133,912	132,213

Less: Allowances (Exhibit J)	905,336	680,651

	40,411,186	34,981,054

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	384,930	624,368
Amounts receivable for spot and forward sales to be settled	1,405,562	260,046
Instruments to be received for spot and forward purchases to be settled	312,684	72,567
Unlisted corporate bonds (Exhibits B, C and D)	48,653	9,713
Non-deliverable forward transactions balances to be settled	140,326	8,266
Other receivables not covered by debtor classification regulations	14,873	4,135
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	257,778	172,342
Less: Allowances (Exhibit J)	2,139	1,209

	2,562,667	1,150,228

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	1,995,716	1,699,070
Interest accrued pending collection (Exhibits B, C and D)	25,961	20,692

Less: Allowances (Exhibit J)	28,808	21,186

	1,992,869	1,698,576

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	527,403	316,688
Other (Note 5.a.) (Exhibit E)	164,615	143,411

	692,018	460,099

G. OTHER RECEIVABLES:
Other (Note 5.b.)	1,595,869	1,276,095
Other interest accrued and pending collection	744	3,478
Less: Allowances (Exhibit J)	291,237	277,334

	1,305,376	1,002,239

H. PREMISES AND EQUIPMENT (Exhibit F):	924,237	704,406

I. OTHER ASSETS (Exhibit F):	1,144,815	646,702

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	144,357	120,637

	144,357	120,637

K. SUSPENSE ITEMS:	8,542	5,291

TOTAL ASSETS:	73,284,360	57,005,111

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

LIABILITIES:	12-31-2014	12-31-2013

L. DEPOSITS (Exhibits H and I):
Government sector	1,017,837	2,780,304
Financial sector	77,482	45,961
Non financial private sector and residents abroad	50,340,332	40,948,509

Checking accounts	14,622,588	9,958,520
Savings deposits	15,005,261	11,903,124
Time deposits	19,279,641	17,914,786
Investments accounts	483	4,027
Other	1,129,571	916,985
Interest and listed-price differences accrued payable	302,788	251,067

	51,435,651	43,774,774

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	73,110	93,746

Other	73,110	93,746

Banks and International Institutions (Exhibit I)	406,031	106,178
Unsubordinated corporate bonds (Exhibit I)	1,662,789	621,357
Amounts payable for spot and forward purchases to be settled	312,751	63,298
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	1,457,098	273,672
Non-deliverable forward transactions balances to be settled	54	46,755
Other (Note 5.c.) (Exhibit I)	4,091,393	2,525,646
Interest and listed-price differences accrued payable (Exhibit I)	66,653	24,319

	8,069,879	3,754,971

N. OTHER LIABILITIES:

Other (Note 5.d.)	2,645,736	1,666,844

	2,645,736	1,666,844

O. ALLOWANCES (Exhibit J):	771,073	622,704

P. SUSPENSE ITEMS:	30,145	29,638

TOTAL LIABILITIES:	62,952,484	49,848,931

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	10,331,876	7,156,180

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	73,284,360	57,005,111

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	12-31-2014	12-31-2013
DEBIT ACCOUNTS

Contingent
– Guaranties received	11,585,575	9,731,412
– Contra contingent debit accounts	1,750,341	1,290,370

	13,335,916	11,021,782

Control
– Receivables classified as irrecoverable	517,974	421,809
– Other (Note 5.e.)	120,090,317	153,376,373
– Contra control debit accounts	1,217,512	1,523,153

	121,825,803	155,321,335

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	2,984,388	5,414,377
– Interest rate swap	1,097,965	1,520,738
– Contra derivatives debit accounts	2,915,793	1,871,743

	6,998,146	8,806,858

For trustee activities
– Funds in trust	6,605	6,582

	6,605	6,582

TOTAL	142,166,470	175,156,557

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	640,198	453,478
– Guaranties provided to the BCRA	223,973	191,303
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	384,982	287,575
– Other guaranties given non covered by debtor classification regulations	210,453	158,783
– Other covered by debtor classification regulations (Exhibits B, C and D)	290,735	199,231
– Contra contingent credit accounts	11,585,575	9,731,412

	13,335,916	11,021,782

Control
– Items to be credited	965,725	1,186,195
– Other	251,787	336,958
– Contra control credit accounts	120,608,291	153,798,182

	121,825,803	155,321,335

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	2,915,793	1,871,743
– Contra derivatives credit accounts	4,082,353	6,935,115

	6,998,146	8,806,858

For trustee activities
– Contra credit accounts for trustee activities	6,605	6,582

	6,605	6,582

TOTAL	142,166,470	175,156,557

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish – See note 22)

- Stated in thousands of pesos -

	12-31-2014	12-31-2013
A. FINANCIAL INCOME

Interest on cash and due from banks	--,--	54
Interest on loans to the financial sector	631,216	467,408
Interest on overdraft	2,058,161	1,263,678
Interest on discounted instruments	1,237,654	786,773
Interest on real estate mortgage	233,929	164,783
Interest on collateral loans	316,236	232,203
Interest on credit card loans	1,971,800	995,086
Interest on other loans	2,727,686	2,173,470
Interest on other receivables from financial transactions	3,839	40,771
Interest on financial leases	312,664	225,846
Income from secured loans - Decree 1387/01	16,454	8,840
Net income from government and private securities	1,672,793	344,028
Indexation by benchmark stabilization coefficient (CER)	307,143	133,323
Gold and foreign currency exchange difference	851,337	585,180
Other	600,269	588,581

	12,941,181	8,010,024

B. FINANCIAL EXPENSE

Interest on savings deposits	18,695	14,772
Interest on time deposits	4,155,662	2,370,791
Interest on interfinancial financing (call borrowed)	8,702	5,130
Interest on other financing from financial institutions	5	--,--
Interest on other liabilities from financial transactions	331,761	68,894
Other interest	8,164	7,611
Indexation by CER	155	104
Contribution to the deposit guarantee fund	121,833	62,860
Other	772,595	488,927

	5,417,572	3,019,089

GROSS INTERMEDIATION MARGIN – GAIN	7,523,609	4,990,935

C. ALLOWANCES FOR LOAN LOSSES	561,330	431,467

D. SERVICE CHARGE INCOME

Related to lending transactions	1,673,332	1,131,891
Related to liability transactions	1,497,715	1,132,941
Other commissions	152,908	103,168
Other (Note 5.f.)	909,114	725,834

	4,233,069	3,093,834

E. SERVICE CHARGE EXPENSE

Commissions	863,623	595,319
Other (Note 5.g.)	422,727	313,972

	1,286,350	909,291

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

	12-31-2014	12-31-2013

F. ADMINISTRATIVE EXPENSES

Payroll expenses	3,188,240	2,178,057
Fees to Bank Directors and Supervisory Committee	4,848	3,595
Other professional fees	58,749	48,396
Advertising and publicity	231,372	170,663
Taxes	483,858	326,425
Fixed assets depreciation	139,082	100,649
Organizational expenses amortization	58,305	48,961
Other operating expenses	747,939	549,151
Other	633,233	412,539

	5,545,626	3,838,436

NET GAIN FROM FINANCIAL TRANSACTIONS	4,363,372	2,905,575

G. OTHER INCOME

Income from long-term investments	356,800	163,864
Punitive interests	24,700	13,420
Loans recovered and reversals of allowances	132,419	132,763
Other (Note 5.h.)	185,831	123,749

	699,750	433,796

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	22	32
Charge for uncollectibility of other receivables and other allowances	234,883	155,534
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	15,496 326	40,472 395
Other (Note 5.i)	79,899	84,494

	330,626	280,927

NET GAIN BEFORE INCOME TAX	4,732,496	3,058,444

I. INCOME TAX (Note 4.1)	1,528,000	1,034,200

NET INCOME FOR THE FISCAL YEAR	3,204,496	2,024,244

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish – See note 22)

- Stated in thousands of pesos -

2014										2013

			Non capitalized contributions		Retained earnings
Movements		Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings		Total	Total

1.	Balance at beginning of fiscal year	536,878	182,511	312,979	1,495,872	2,603,696	2,024,244		7,156,180	5,131,936

2.	Stockholders´ Meeting held on April 10, 2014
- Dividends paid in cash		--,--	--,--	--,--	--,--	--,--	(28,800)	(2)	(28,800)	--,--
- Legal reserve		--,--	--,--	--,--	404,849	--,--	(404,849)		--,--	--,--
- Voluntary reserve for future distributions of income		--,--	--,--	--,--	--,--	1,590,595	(1,590,595)		--,--	--,--

3.	Net income for the period	--,--	--,--	--,--	--,--	--,--	3,204,496		3,204,496	2,024,244

4.	Balance at the end of the fiscal year	536,878	182,511	312,979	1,900,721	4,194,291	3,204,496		10,331,876	7,156,180

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.
(2)	Approved by the B.C.R.A. through its Resolution No 312/26/14 dated June 16, 2014 and paid during the month of July 2014.

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

FISCAL YEARS ENDED DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	12-31-2014		12-31-2013
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	13,604,191	(1)	9,120,988	(1)
Cash and cash equivalents at the end of the fiscal year	13,051,491	(1)	13,604,191	(1)

Net (decrease)/increase in cash and cash equivalents	(552,700)		4,483,203

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	(6,597,498)		973,722
- Loans	5,127,917		(24,358)

to financial sector	585,521		(236,884)
to non-financial public sector	14		186
to non-financial private sector and residents abroad	4,542,382		212,340
- Other receivables from financial transactions	(6,629)		(86,880)
- Receivables from financial leases	(294,293)		(632,097)
- Deposits	2,617,241		6,667,241

to financial sector	31,521		27,174
to non-financial public sector	(1,756,911)		654,084
to non-financial private sector and residents abroad	4,342,631		5,985,983
- Other liabilities from financial transactions	1,564,564		693,553

Others (except liabilities included in Financing Activities)	1,564,564		693,553
Collections related to service charge income	4,216,731		3,087,984
Payments related to service charge expense	(1,284,622)		(907,916)
Administrative expenses paid	(5,205,954)		(3,596,412)
Organizational and development expenses paid	(39,734)		(46,985)
Net collections from punitive interest	24,678		13,388
Differences from judicial resolutions paid	(15,496)		(40,472)
Collections of dividends from other companies	54,776		33,692
Other collections related to other income and expenses	231,155		124,301

Net cash flows provided by operating activities	392,836		6,258,761

Investment activities

Net payments from premises and equipment	(295,279)		(185,371)
Net collections from other assets	(591,356)		(621,046)
Other payments from investment activities	(279,139)		(239,849)

Net cash flows used in investment activities	(1,165,774)		(1,046,266)

Financing activities

Net collections / (payments) from:
- Unsubordinated corporate bonds	1,041,432		287,264
- Argentine Central Bank	(20,477)		41,482

Other	(20,477)		41,482
- Banks and international agencies	299,853		(156,592)
- Financing received from local financial institutions	--,--		(750)
Cash dividends	(28,800)		--,--
Other payments related to financing activities	(1,071,770)		(900,750)

Net cash flows provided by / (used in) financing activities	220,238		(729,346)

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--		54

Net (decrease) / increase in cash and cash equivalents	(552,700)		4,483,203

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1  Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.93% of the corporate stock as of December 31, 2014.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

 1.2  Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total
Capital Stock as of December 31, 2009:				536,361
03-30-2011	09-14-2011	(1)	517	536,878
03-26-2012		(2)	50,410
03-26-2012		(2)	(50,410)	536,878	(3)

(1)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.

(2)	Due to the merger of Inversora Otar S.A. into BBVA Francés.

(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3    Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the fiscal year ended December 31, 2011, Inversora Otar S.A. (Otar) held in its name 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each in the capital stock of BBVA Francés.

On February 9, 2012, BBVA Francés and Otar entered into a “Preliminary Merger Agreement” whereby BBVA Francés incorporates Otar on the basis of these companies’ financial statements as of December 31, 2011 and Otar goes through a dissolution without liquidation process.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the above mentioned preliminary merger agreement, the consolidated financial statements for merging purposes as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, that would be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. These shares would be issued as soon as the merger is registered with the Public Registry of Commerce.

In addition, immediately after the above-mentioned capital increase, BBVA Francés would redeem the 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

The parties have agreed to set April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390,971 and 5,668, respectively.

On July 18, 2013, the Argentine Central Bank (BCRA) resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution No. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution No. 17,155. On March 27, 2014, the merger was registered with the Supervisory Board of Companies (IGJ) under No. 5,302 of Book 68 of Stock Corporations. Finally, 50,410,182 book-entry, ordinary shares with par value $ 1 each and 1 vote per share of BBVA Francés were redeemed and 50,410,182 book-entry, ordinary shares with par value $ 1 each and 1 vote per share of BBVA Francés were simultaneously issued and delivered in exchange to Otar’s former shareholders, according to the following detail:

-	BBVA América S.L.: 47,867,795 shares.
-	Corporación General Financiera S.A.: 2,520,509 shares.
-	Sucesión Romero Gregorio: 21,878 shares.

The merger by absorption of Otar by BBVA Francés was thus completed, with BBVA Francés becoming the surviving company to all intents and purposes.

1.4 Registration with CNV as Settlement and Clearing Agent - Comprehensive

The new Capital Markets Law No. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution No. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution No. 622/13. The filing to register the Bank as a Settlement and Clearing Agent – Comprehensive started on December 17, 2013 and was completed on September 19, 2014 when the Bank was registered under Number 42.

1.5   Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2. SIGNIFICANT	ACCOUNTING POLICIES

2.1   Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution No. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a 3-year period, measured by the so-called Domestic Wholesale Price Index (IPIM) published by Argentina’s Official Statistics Bureau –the National Statistics and Censuses Institute- attains or exceeds 100%. Inflation accumulated in the period December 31, 2011 to December 31, 2014, measured by the above-mentioned index was approximately 67% (1), including a 28% (1) for the last year. Therefore, at the end of this fiscal year, the prerequisite for restatement into constant currency of the information contained in the financial statements is not satisfied. The above notwithstanding, it should be noted that if this prerequisite were satisfied, the restatement will be mandatory.

(1)	With an estimated index for December 2014 of 841.68.

2.2  Comparative information

In accordance with BCRA Communication “A” 4667 and amendments, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2013.

2.3  Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2014 and 2013, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of December 31, 2014 and 2013. Differences in listed prices were credited/charged to income for each fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of December 31, 2014 and 2013, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of December 31, 2014 and 2013. Differences in listed prices were charged to income for each fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2014 and 2013, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of December 31, 2014 and 2013, receivables and payables have been adjusted to the CER as follows:

-

Federal government secured loans have been adjusted under Resolution No. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution No. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2014 and 2013.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

-

Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of December 31, 2014 and 2013, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2014 and 2013.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2014 and 2013.

j)	Receivables from financial leases:

As of December 31, 2014 and 2013, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and Rombo Cía. Financiera S.A.: were valued by applying the equity method at the end of each fiscal year.

Although the Bank has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

-	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of each fiscal year.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Banelco S.A.: was valued by applying the equity method at the end of the previous fiscal year.

-	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of each fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of December 31, 2014 and 2013, these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,434,479 and 1,418,983, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law No. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of December 31, 2014 and 2013, the Bank has estimated this contingency and it has recorded allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the above-mentioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each fiscal year.

2.

Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of December 31, 2014 and 2013, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2014 and 2013.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-

As of December 31, 2014 and 2013, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of December 31, 2014 and 2013, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each fiscal year on those dates is as follows:

	12-31-2014	12-3-2013

Net income for the fiscal year	3,204,496	2,024,244
Earning per share for the fiscal year – (stated in pesos)	5.97	3.77

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the fiscal years. Actual income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 239,500 and 231,100 as of December 31, 2014 and 2013, respectively, should be reversed.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of December 31, 2014 and 2013, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have increased in 7,351 and decreased in 38,533, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2014 and 2013 would have been 45,884 (income) and 47,473 (loss), respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of December 31, 2014 and 2013, the Bank recorded 1,528,000 and 1,034,200, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of December 31, 2014 and 2013, the Bank has booked 758,681 and 435,831, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2014 and 2013, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 239,500 and 231,100, respectively. Such amounts are made up as follows:

	12-31-2014	12-31-2013

Deferred tax assets	532,000	412,100
Deferred tax liabilities	(292,500)	(181,000)

Net deferred assets	239,500	231,100
Allowance	(239,500)	(231,100)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of December 31, 2014 and 2013, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)

On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution No. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was filed with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

b)

On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution No. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified of Resolution No. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank filed an appeal for reconsideration against Resolution No. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

c)

On December 20, 2013, the Bank was notified of the Administrative Proceeding Tax Assessment Decision No. 4705 handed down by the Tax Bureau of the Province of Buenos Aires, whereby this tax bureau made a sua sponte determination of taxable income associated to turnover tax for the fiscal periods 01/2008 to 12/2008.

Against this Decision, the Bank filed on January 14, 2014 an appeal for the tax bureau to reverse its own decision and requested that the tax adjustments inserted in the sua sponte tax assessment be rendered ineffectual and that in due time these proceedings be archived.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the Province of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	12-31-2014	12-31-2013

a) INVESTMENTS IN OTHER COMPANIES

In controlled companies-supplementary activities	108,366	95,199
In other non-controlled companies-unlisted	44,460	29,302
In non-controlled companies-supplementary activities	11,789	18,910

Total	164,615	143,411

b) OTHER RECEIVABLES

Miscellaneous receivables	386,476	207,941
Guarantee deposits	377,029	309,390
Prepayments	279,376	309,864
Tax prepayments (1)	277,218	252,455
Loans to personnel	181,620	189,700
Advances to personnel	93,065	6,238
Other	1,085	507

Total	1,595,869	1,276,095

(1)	As of December 31, 2014 and 2013, it includes the deferred tax asset for 239,500 and 231,100, respectively (see note 4.1.).

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	2,482,573	1,193,215
Other withholdings and collections at source	687,723	457,110
Collections and other operations for the account of third parties	419,185	342,912
Money orders payable	338,117	327,967
Pending Banelco debit transactions	73,651	120,570
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	32,488	46,882
Funds raised from third parties	18,941	17,255
Social security payment orders pending settlement	18,816	6,484
Accrued commissions payable	7,336	5,608
Loans received from Interamerican Development Bank (IDB)	6,485	3,229
Other	6,078	4,414

Total	4,091,393	2,525,646

	12-31-2014	12-31-2013

d) OTHER LIABILITIES

Accrued taxes	991,889	608,584
Miscellaneous payables	678,461	494,208
Accrued salaries and payroll taxes	536,553	394,268
Amounts collected in advance	434,830	169,278
Other	4,003	506

Total	2,645,736	1,666,844

e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	61,071,633	121,633,179
Items in safekeeping	53,384,165	26,281,408
Checks not yet credited	3,694,973	3,347,400
Collections items	573,483	686,371
Checks drawn on the Bank pending clearing	564,348	602,976
Cash in custody on behalf of the BCRA	287,347	52,144
Other	514,368	772,895

Total	120,090,317	153,376,373

f) SERVICE CHARGE INCOME

Commissions for hiring of insurances	511,338	344,919
Rental of safe-deposit boxes	148,482	110,934
Commissions on debit and credit cards	51,921	42,413
Commissions for loans and guaranties	42,891	99,525
Commissions for transportations of values	29,346	22,338
Commissions for escrow	20,318	19,764
Commissions for capital market transactions	11,836	12,224
Commissions for salary payment	9,382	9,444
Commissions for trust management	2,081	1,432
Other	81,519	62,841

Total	909,114	725,834

g) SERVICE CHARGE EXPENSE

Turn-over tax	293,757	237,148
Insurance paid on lease transactions	113,475	59,405
Other	15,495	17,419

Total	422,727	313,972

	12-31-2014	12-31-2013

h) OTHER INCOME

Income from the Credit Card Guarantee Fund	55,249	24,488
Related parties expenses recovery	52,125	22,758
Interest on loans to personnel	30,830	28,692
Deferred income tax (1)	8,400	--,--
Rents	3,224	2,331
Other	36,003	45,480

Total	185,831	123,749

(1) Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

i) OTHER EXPENSE

Donations	16,221	13,645
Insurance losses	10,103	9,015
Turn-over tax	9,717	8,429
Private health insurance for former employees	9,706	7,953
Credit-card related stamp tax	4,292	4,202
Deferred income tax (2)	--,--	25,800
Other	29,860	15,450

Total	79,899	84,494

(2) Offset with a charge for the same amount in “Loans recovered and reversals of allowances” account, under Other income item.

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA.

In compliance with the requirement imposed by the Argentine Central Bank’s Communication “A” 5689, issued on January 8, 2015, the following is a detail of the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the Argentine Central Bank, the Financial Information Unit (UIF) and the Argentine Securities Commission (CNV) of which the Bank has been notified:

6.1.	Penalties enforced against the Bank

•

On April 21 and 29, 2010, by virtue of Resolutions No. 43/10 and 44/10 the Bank was notified of the commencement of two enforcement action proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

On October, 13 and September, 14 2010, the Bank was served with the Resolutions No. 181/10 and 169/10 adopted by the UIF whereby BBVA Francés was ordered to pay a fine for an amount equivalent to one time the transactions objected for the amounts of 39,393 and 9,174, respectively.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect. The above notwithstanding, as from January 2015 and to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank, the Bank has raised a provision for 48,567.

It must be mentioned that the Regulatory Compliance Officer designated as of that date was also sentenced in both cases.

•	“BBVA Banco Francés S.A. – FCI Acciones Globales over complaint File 1196/2008”.

Summary proceedings instituted by the Argentine Securities Commission (CNV) notified on January 6, 2009. The cause of action underlying the complaint is the presumed non-compliance with the conditions for the subscription of a mutual fund (FCI Acciones Globales) as there was a failure to have them embodied and published in the fund’s Management Rules. The complaint points out that the subscription could only be conducted in USD “currency” rather than in USD “notes”. This notwithstanding, the Rules set forth that subscription is in US Dollars and does not distinguish between currency or note USDs, therefore, there was no need for amending the Rules. Pursuant to Resolution No. 16,821 notified on May 31, 2012, a decision was made to impose on the Bank a 250 fine. The seven regular members of the Board of Directors as of the date of these events were also sanctioned. An appeal has been lodged against the Resolution that imposes the fine with the Appellate Court in Commercial Matters in and for the City of Buenos Aires. Pursuant to Law No. 26,831, a jurisdictional issue has emerged between the Appellate Court in Commercial Matters and the Argentine Administrative and Contentious Appellate Court. The file has been sent to the Supreme Court of Justice which in December 2014 decided that the Appellate Court with jurisdiction in commercial matters is the court that must hear in the case.

The Bank and its legal advisors estimate that the applicable rules and regulations have been reasonably interpreted and that no adverse financial impact is expected in this respect. This notwithstanding, as from January 2015 and to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank, the Bank has raised a provision for 250.

•

“BBVA Banco Francés S.A. over breach of Law No. 21.526 Section 41”.  Financial administrative proceedings conducted by the Argentine Central Bank, whose commencement was notified on December 13, 2007 and identified under No. 1213, File No. 101.267/07. The charges here are for 12 presumably non-transferable time deposits in foreign currency that were withdrawn previous to their maturity date. Such early termination would amount to a breach of the provisions under Communication “A” 3043 of the Central Bank of the Argentine Republic which sets forth that non-transferable certificates may not be cashed either in whole or in part before their maturity dates. In addition, it is argued that such early withdrawal entailed failure to apply the rules of Executive Decree No. 1570/01 to 11 of those certificates and in another case the breach of the rules under such decree and Communication “A” 3372. The period under observation was November 30 through to December 3, 2001 (which was when the certificates were cancelled).

The Bank and the directors notified filed in due time and manner their corresponding defenses which focused on the errors in entering these deposits as non-transferable in the Bank’s computerized applications despite the customers’ not having expressly opted for that condition.

On September 6, 2013, the Argentine Central Bank notified the Bank of Resolution No. 592 whereby a fine was imposed for 2,100 which was paid and then charged to P&L on September 13, 2013. Those accused for it were BBVA Banco Francés S.A. and the six regular members of the Board of Directors in office at the time of the facts in issue and one of the officers against whom the proceedings had been commenced was acquitted.

An appeal has been lodged against the Resolution that imposes the fine with the Federal Appellate Court with jurisdiction over contentious and administrative matters, that is being heard by Panel No. 1 under No. 40.513/2013. Once accepted by this Panel, the formal requirements for opening the appeal were satisfied, the court costs were paid and the Argentine Central Bank was served notice of the appeal. On September 12, 2014 the appeal is pending a resolution from the Panel. There have not been any new developments since that date

6.2.	Administrative Proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 22, 2008 and identified under No. 3511, File 100.194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through BCRA in excess of the authorized amounts. These total 44 transactions involving the branches 099, 342, 999 and 320. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the case is now pending resolution from Panel A of the Appellate Court with jurisdiction over criminal and economic matters.

•

“Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on December 28, 2007, identified under No. 3531, File No. 100.345/06 and No. 101.581/07. The summary proceedings focus on considering that some purchases and sales of USD-denominated Government securities through Mercado Abierto Electrónico were in fact foreign exchange transactions and should, instead, have been channeled through So-called “MULC” (initials standing for Single and Free-Floating Foreign Exchange Market). Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Wholesale Banking Director, (ii) the Treasury Manager, (iii) the person responsible for Trading and (iv) the Head of the Back Office. A judgment was passed that acquitted BBVA Banco Francés S.A. and all the accused officers. The State Attorney’s Office filed an appeal against this judgment. An appellate brief was filed in support of the acquittal and the case is now pending a decision by the Appellate Court.

•

“Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on October 9, 2009 and identified under No. 4157, File 100.778/05 objecting certain transactions channeled through the so-called “MULC” (initials standing for Single and Free-Floating Foreign Exchange Market) with individuals and legal entities that were not allowed to operate in the MULC. The period observed is January through April 2004. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) two Foreign Trade area employees. The case is in the sentencing stage.

•

“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on November 30, 2009 and identified under No. 4181, File N° 100.309/06 which alleges a departure from currently applicable foreign exchange regulations in connection with foreign trade transactions conducted by SULFACID S.A.C.I.F.y C., on charges of failure to comply with currently applicable rules and regulations when the company paid 4 pre-financing installments directly abroad without passing through the channels in the Argentine Republic. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade area employees. This is being heard by the Court with Jurisdiction over Financial Crimes No. 3, Clerk of Court’s Office No. 6 and it is presently in the sentencing stage.

•

“Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under No. 4517, File N° 40.536/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 097- Comodoro Rivadavia -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Banking Manager, (ii) the Territory Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Management Head and (vi) one cashier. The period for proffering and producing evidence came to a close and it is about to be sent to the Court with jurisdiction over financial crimes.

•

“Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under No.

4539, File N° 18.398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. A resolution from the Argentine Central Bank is expected.

•

“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under No. 4524, File N° 3.406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close and it is about to be sent to the Court with jurisdiction over financial crimes.

•

“Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 12, 2011 and identified under No. 4693, File N° 101.415/10 on grounds of a breach of the Criminal Foreign Exchange Regime –foreign currency- by reason of “Investments made by Non-Residents Applied to the Purchase of Real Estate” in breach of the provisions under Communication “A” 4359. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes No. 7, Clerk of Court’s Office No. 13 and it is presently in the sentencing stage.

•

“Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 6, 2012 and identified under No. 5019, File 100.865/06, on grounds of a breach of the Criminal Foreign Exchange Regime due to sales of bank notes in the possession of residents and repatriation of investments by residents associated to the customer Líneas de Transmisión del Litoral S.A., violating the provisions under the Argentine Central Bank’s Communications “A” 4359 and 4377. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. It awaits a resolution from the Argentine Central Bank.

•

“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on August 29, 2012 and identified under No. 5079, File 101.575/07, on grounds of a breach of the Criminal Foreign Exchange Regime by reason of having settled new transactions as pre-financing for exports for the benefit of Esso Petrolera Argentina S.R.L., without previously regularizing the pending overdue shipments according to the type of export which breaches Paragraph 8 of Communication “A” 4443 of the Argentine Central Bank. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This was sent to the Court with Jurisdiction over Financial Crimes No. 4, Clerk of Court’s Office No. 8 which raised the matter of connection with the cases being heard by the Courts with Jurisdiction over Financial Crimes No. 6, and 7. The case is presently being heard by the appellate court to define which trial court will hear it.

•

“BBVA Banco Francés SA Over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on July 26, 2013 and identified under No. 5406, File N° 100.443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send it to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on September 20, 2013 and identified under No. 5472, File N° 100.969/09 where the charges consist in allegedly having channeled foreign exchange transactions with “Compañía de Seguros La Mercantil Andina S.A.” in September 2007, that allegedly exceed the monthly limit imposed by Communication “A” 4128, without the Argentine Central Bank’s previous consent. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. It awaits a resolution from the Argentine Central Bank.

•

“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 21, 2014 and identified under No. 5706, File N° 100.134/11. The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the Argentine Central Bank the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (ii) the Head of the Trading Area. Evidence is being proffered and produced before the Argentine Central Bank.

•

“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on April 11, 2014 and identified under No. 5719, File N° 100.078/14. The charges consist in allegedly failing to comply with the duty to report two transactions conducted by H.C.I. S.A., which would entail failure to comply with Decree 616/05 and the Argentine Central Bank’s Communications “A” 4359, “A” 4377 and “A” 4762 which mandate a mandatory deposit of 30% of all foreign currency inflows from abroad for application to the acquisition of fixed assets. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes No. 3, Clerk of Court’s Office No. 5 and it presently awaits the court’s first ruling.

The Bank and its legal advisors estimate that the applicable rules and regulations have been reasonably interpreted and that no adverse financial impacts are expected in these respects.

7.	RESTRICTIONS ON ASSETS

As of December 31, 2014 and 2013, there are Bank’s assets, which are restricted as follows:

a)

The Government and Private Securities account includes 223,960 in peso-denominated Discount Bonds due 2033 and 191,290 in bonds issued by the Argentine Government in US Dollars maturing in 2017, respectively, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)

The Bank appropriated 15,358 in Guaranteed Bonds maturing in 2020 as of December 31, 2014 and 7,754 in peso-denominated fixed rate Argentine Central Bank Bills and 4,053 in Secured Bonds due 2020 as of December 31, 2013, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 195,033 and 146,915, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)

The Bank has also appropriated accounts, deposits and trusts for 762,650 and 763,876, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2014 and 2013, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2014	2013	2014	2013	2014	2013

BBVA	94,403	21,976	87,622	53,269	43,591	26,740
BBVA Francés Valores S.A	58	--,--	805	4,583	13,403	10,661
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	1	421	24,513	6,975	49,339
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	780	243	12,970	23,765	44,352	42,548
BBVA Consolidar Seguros S.A.	24,074	18,314	23,560	23,972	18,311	--,--
PSA Finance Argentina Cía. Financiera S.A.	1,098,745	1,054,573	5,371	8,760	150,172	373,879
Rombo Cía. Financiera S.A.	685,446	1,063,677	9,653	9,733	334,653	524,802

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and BCRA’s Communication “A” 5659.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 9.5232% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a three hundred and fifty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1.  Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of December 31, 2014 and 2013, the assets of Diagonal Trust amount to 2,428 and 2,405, respectively, considering its recoverable value.

Besides, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of December 31, 2014 and 2013.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.  Non Financial Trusts

The Bank acts as trustee in 13 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 155,354 and 99,373 as of December 31, 2014 and 2013, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution No. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions No. 16,010 and No. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the Corporate Bonds outstanding as of December 31, 2014 and 2013:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments

Class 4	07/31/2013	250,000	01/31/2015	Private Badlar + nominal 3.69% per annum	Quarterly

Class 6	11/08/2013	121,357	05/08/2015	Private Badlar + nominal 3,25% per annum	Quarterly

Class 7	11/08/2013	250,000	11/08/2016	Private Badlar + nominal 4,24% per annum	Quarterly

Class 8	02/11/2014	258,880	08/11/2015	Private Badlar + nominal 3,80% per annum	Quarterly

Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4,70% per annum	Quarterly

Class 10	07/18/2014	233,750	01/18/2016	Private Badlar + nominal 2,50% per annum	Quarterly

Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 12	11/13/2014	130,286	05/13/2016	Private Badlar + nominal 2,53% per annum	Quarterly

Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3,75% per annum	Quarterly

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On December 29, 2014, the Bank approved the issuance of Class 14 and 15 of its Corporate Bonds under the Program for a joint principal amount of up to $500.000.000. The subscription period started on February 4, 2015. The date of issuance shall be February 13, 2015.

As of December 31, 2014 and 2013, the outstanding principal and accrued interest amounts to 1,725,644 (in connection with Class 4, 6, 7, 8, 9, 10, 11, 12 and 13 of the Corporate Bonds) and 644,164 (in connection with Class 4, 6 and 7 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of December 31, 2014:

a)

Interest rate swaps for 1,061,420 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 12,492 as income for the fiscal year.

The estimated fair value of said instruments amounts to 17,218 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,061,420.

b)

Interest rate swap for 36,545 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 36,545.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,984,388 and 2,915,793, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the criteria described in note 2.3.n.2.), recognizing the amount of 485,423 as income for the fiscal year.

d)

Forward sales of BCRA Bills under reverse repurchase agreements for 676,995 and of Government securities for 234,986, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 43,423 as income for the fiscal year.

e)

The Bank does not carry any pending balances associated to repos in force at December 31, 2014. However, the transactions conducted at December 31, 2014 have yielded a 7,888 loss at the end of the fiscal year.

II.	Transactions as of December 31, 2013:

a)

Interest rate swaps for 1,412,963 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 65,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the Badlar rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 22,019 as income for the fiscal year.

The estimated fair value of said instruments amounts to 35,388 (Liability). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,477,963.

b)

Interest rate swap for 42,775 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedging instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 42,775.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,414,377 and 1,871,743, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), recognizing the amount of 465,650 as income for the fiscal year.

d)

Forward sales of BCRA Bills and Notes under reverse repurchase agreements for 175,277 and of Government securities for 5,103, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 45,601 as income for the fiscal year.

e)

The Bank does not carry any pending balances associated to repos in force at December 31, 2013. However, the transactions conducted at December 31, 2013 have yielded a 2,133 loss at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1 Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution No. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” would amount to 15,000 and the minimum of liquid assets required by those rules would be 7,500. This amount comprises Peso-denominated Discount bonds maturing in 2033 and deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of December 31, 2014 and 2013, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2 The Bank’s operations as Mutual Funds’ Custodian Agent

As of December 31, 2014 and 2013, in its capacity as Custodian Agent of “FBA Renta Pesos”, “FBA Ahorro Pesos”, “FBA Calificado”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Acciones Argentinas”, “FBA Bonos Globales”, “FBA Bonos Latinoamericanos”, “FBA Renta Dólares”, “FBA Renta”, “FBA Total”, “FBA Acciones Globales”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Renta Premium” and “FBA Renta Corto Plazo” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, securities issued by the BCRA, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 5,917,790 and 1,499,521, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds´ equities are as follows:

		EQUITIES AS OF
INVESTMENT FUND	12-31-2014	12-31-2013
FBA Ahorro Pesos	3,692,738	541,736
FBA Renta Pesos	2,515,529	1,460,275
FBA Calificado	223,763	126,513
FBA Horizonte	68,071	47,322
FBA Acciones Latinoamericanas	47,804	41,623
FBA Bonos Argentina	23,179	5,096
FBA Acciones Argentinas	793	468
FBA Bonos Globales	164	117
FBA Bonos Latinoamericanos (*)	--,--	26,211
FBA Renta Dólares (*)	--,--	5,971
FBA Renta (*)	--,--	20,537
FBA Total (*)	--,--	20,817
FBA Acciones Globales (*)	--,--	47,620
FBA Internacional (*)	--,--	4,558
FBA Ahorro Dólares (*)	--,--	14,092
FBA Renta Fija (*)	--,--	14,373
FBA Renta Premium (*)	--,--	8,866
FBA Renta Corto Plazo (*)	--,--	316

Total	6,572,041	2,386,511

(*) On August 30, 2013, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión decided to start the process of liquidation of FBA Renta Dólares, FBA Ahorro Dólares, FBA Renta Fija, FBA Renta Premium and FBA Renta Corto Plazo, on September 2, 2013 of FBA Acciones Globales and FBA Renta, on January 27, 2014 of FBA Internacional, FBA Total and FBA Bonos Latinoamericanos and on November 5, 2014, for FBA México (which did not have outstanding mutual fund shares). As of the date of issuance of these financial statements, the Asset Manager had paid off all the amounts due to the holders of shares in these funds, except to the holders of shares in FBA Acciones Globales, to whom partial payments have been made (with the remaining funds having been deposited in a special account at BBVA Francés).

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	In accordance with the provisions of BCRA, the next Shareholders’ Meeting must appropriate the amount of 640,899 currently included under Unappropriated earnings to the Legal Reserve.

b)

In accordance with the dispositions of point 2.1 of Communication “A” 5073 of “Distribution of Income” of the BCRA issued on January 27, 2012 and of Communication “A” 5689 issued on January 8, 2015, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2014 and 2013:

	12-31-14	12-31-13

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	277,841	224,634
BCRA Checking Account	4,323,948	5,357,009
Special social security accounts	5,673	--,--
Franchises	--,--	81,944

TOTAL	4,607,462	5,663,587

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	34,653	26,411
BCRA Checking Account	4,926,882	5,147,476

TOTAL	4,961,535	5,173,887

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)

BCRA Checking Account	68,137	40,957

TOTAL	68,137	40,957

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-14	12-31-13	12-31-12

a) Cash and due from banks	12,525,541	12,844,259	8,594,068

b) Government securities	--,--	88,812	100,301

c) Loans to financial sector, call granted maturity date less than three months as from the end of each fiscal year	525,950	671,120	426,619

CASH AND CASH EQUIVALENTS	13,051,491	13,604,191	9,120,988

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months as from each fiscal year date.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION No. 629/14

CNV issued its General Resolution No. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	RISK MANAGEMENT POLICIES

The Risk Department comprises units specializing in each class of risk (credit, financial and operational risk) that work alongside cross-sectional control units: Technical Secretariat; Reporting and Validation and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, financial and operational.

a)	Credit Risk

The Risk Department is made up by the following divisions: Retail Banking, Enterprise and Wholesale Banking and Recoveries. Within the purview of the Retail Banking and the Enterprise and Wholesale Banking divisions, there are the areas in charge of Admission, Follow-Up and Policies and Tools. In turn, the Recoveries division includes areas specializing in severity mitigation, further split into Legal actions for debt recovery, Personalized debt recovery efforts, Special Proceedings and Policies, Tools and Follow-up.

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission and the Risk Management Committee. In addition, the commercial areas rely on a smaller number of delegated loan-granting powers based on the amount of the transaction and on the opinion yielded by the set of evaluation tools known as “SAVERF”. Any application that receives a “study/reject” opinion from any of the evaluation tools must be analyzed by the Central Admission specialists.

Any exceptions to the polices currently in force are addressed by the Risk Management Committee and/or by the Technical Committee of Local Operations.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Wholesale Banking portfolios management, respectively. The application of this methodology leads to the calculation of the probability of default and in addition, to a historical control over expected losses and loss given default of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

The application of the rating model used to evaluate the Enterprise and Corporate Banking customers –which had been improved in the year 2013- to the whole portfolio was completed in the course of 2014. The upgraded version of the model yields improved sensitivity; classifies, in the case of Enterprise Banking, customers into any of four activity sectors (agribusiness, industry, retail and services) and allocates to the ratios different scores based on the industry. In addition, in the case of Corporate Banking, the model aspires to attain a global solution using consistent criteria by incorporating the sector as the axis and by contemplating differentiated sectorial treatment, multi-sector activities, multi-territory activities, parent company/affiliate adjustments and sovereign-risk adjustments as well as Standard and Poors’ sectorial templates under one Moodys’ technological “Risk Analyst” platform.

In 2013, Retail Risks re-estimated the scoring models applied to reactive products. This resulted in more finely tuned discrimination abilities. As concerns proactive offerings, quality is monitored throughout the life of the offering.

The following are some of the aspects taken into account upon subjecting customers to a credit assessment:

•	Verify the client sufficient income-generation sources and an adequate financial structure to face the commitments to repay principal and interest of the owned receivables within the terms agreed.

•	Adequate and sufficient guarantees must to allow the loans recovery.

•	Adequate knowledge of the client so that the decision-making officials are sufficiently confident and secure when they decide to grant the loan.

•	Balance and correlation between the use of the proceeds, the amount, the term and the manner to repay the loan based on the client´s generation of resources and the guarantees.

•

The activities carried on by the client must be identified so that the client can be assigned to the appropriate classification of sectors of the economy assessing its positioning and growth expectations.

•

Permanent consulting for hints of junctures in the policies currently in force in each sector for an adequate response in line with the general investment or divestiture guidelines in a sector or sub-sector of the economy, amongst others.

b)	Financial Risk

Financial Risk is the unit responsible for managing Market Risk (including Credit Risk at the Market and Valuation Room), Structural Risks (Interest Rate and Liquidity Risks) and Stress scenarios plus Non-banking Risks. This unit is equally responsible for measuring and tracking Net fund requirements in different scenarios including stress scenarios and capital self-assessment. Additionally, it is responsible for capital self-evaluation.

Market Risk

The Bank’s business model is customer-centric. The Bank’s exposure to activities for its banking book has shrunk in line with BBVA Francés’s risk appetite.

For managing market risk, the VaR (“Value at Risk”) indicator is used as it is the basic unit for measuring and managing this risk in so far as it estimates the maximum expected loss with a 99% confidence level that can be seen in the market positions of a portfolio given a one-day time horizon. The volatility in risk factors used by the model is calculated using a historical 2-year window.

The structure of Market Risk limits establishes patterns of limits and alerts in terms of Economic Capital (CeR, as internally known) and VaR, stress, stop loss and sub-limits for each business unit.

Stress tests are conducted to estimate the maximum loss expected when the volatility intrinsic in historical crisis scenarios or either dynamic scenarios with the worst combinations of risk factors in a two-year period is applied to the outstanding portfolio.

The Market Risk model is validated at regular intervals through Back-testing sessions (with a 99% confidence interval and a 250-day time horizon) that seeks to determine the quality and accuracy of the model used to estimate Value at Risk. Based on this information, the daily outcomes of the portfolio are compared to the VaR estimates and the exceptions to the model are thusly identified

The Market Risk Area is responsible for the prudential fair value estimation of financial instruments. This is one of the processes involved in identifying, assessing, tracking and mitigating market risk.

Besides, is responsible for obtaining and disseminating all the prices with an impact on the trading and structural portfolios and third parties’ holdings under the custody of BBVA Francés. This is achieved through the use of tools and automatic processes that are controlled and adjusted every day to ensure that results are adequate.

Market Risks manages Credit Risk at the Market Room. Using different tools, transactions are verified and the risk assumed with each counterparty is analyzed and calculated. The model used to estimate credit risk in derivatives allows the user to determine not only current exposure for each one of the counterparties but also their possible future evolution in the face of variations in the different market variables. The model combines credit risk factors to generate future credit loss distributions taking into consideration the diversification effect by term and correlation. The risk assumed with each counterparty is analyzed to avoid concentration and diversify potential risk factors.

Liquidity and Funding Risk

The aim of structural liquidity management is that the Group’s recurring activities should be funded in optimum conditions of terms and cost and that no undesired liquidity risks are assumed.

At BBVA Francés, liquidity and funding management constitutes an essential part of the business strategy and furnishes it with a competitive advantage.

The main basic metrics used to control liquidity risk include:

•

Self-funding ratio: the metrics known as “Loans to Stable Customers Deposits (LtSCD)” provides information about balance sheet funding structure for a given period. These ratios are prepared on a consolidated basis as well as in each one of the functional currencies used in the Bank’s operations and they provide information as well as adjustment to the risk appetite defined vis-à-vis a desirable funding structure.

•

Net short-term funding: this parameter strives toward determining reasonableness in the balance sheet funding structure. And based on that criterion, a detailed follow-up is performed of the funding sources that deviate from those considered stable by corporate criteria. Thus, the deposits that carry higher volatility are grouped and they are specifically monitored and assigned a maximum amount determined by application of the Bank’s guidelines.

•

Basic Capacity: a liquidity balance sheet is prepared (other than the balance sheet for accounting purposes) with the various captions –assets, liabilities and on- and off-balance sheet items– are classified based on their nature for liquidity purposes. Then, their funding structure is determined. And it must satisfy, at all times, a basic premise, namely, that basic businesses must be funded with stable resources. These guidelines guarantee that the Bank’s financial structure remains solid and that business plans remain sustainable.

On the topic of regulatory ratios, it must be underscored that already in the year 2012 the Basle Committee had approved the definitive implementation of the LCR (Liquidity Coverage Ratio), both in terms of defining the computable assets comprised by the liquid assets buffer and of fixing the schedule for stepwise introduction. This information has been requested by the Argentine Central Bank since June 2014 (Communication “A” 5494 as subsequently modified and Communication “A” 5583). Such informational requirements have been satisfied and all adaptations have been made in order to fulfill these statutory requirements. As of the date of these financial statements, BBVA Francés exhibits over-compliance with the requirements of the new LCR ratio as to complete application. Pursuant to Communication “A” 5693 issued on January 8, 2015 and to be in effect for fiscal 2015, the Argentine Central Bank decided that the LCR must be calculated on a permanent basis and reported to the Argentine Central Bank every month. The Bank is presently adapting its applications in order to satisfy these new requirements.

Interest-rate risk

Balance sheet interest-rate risk management seeks to maintain BBVA Francés’ exposure at levels in harmony with the risk appetite validated by the Bank in the event of changes in market interest rates.

To that end, the Executive Committee, the Steering Committee and the Asset and Liability Committee (ALCO) are charged with actively managing the balance sheet abiding by the guidelines approved by the Bank.

-	Economic Capital

Economic Capital or Capital at Risk is a metrics that yields a consistent quantification of the different risks assumed by BBVA Francés. Economic Capital is an estimate of the unexpected losses that the Bank can incur in the different risk businesses that it operates. Thus, it aspires at determining the capital or own resources that BBVA Francés would need to face any such losses and it also identifies the economic capital consumed by each entity or business unit for each type of risk (credit risk, market risk, structural risk, operational risk, etc.) From the standpoint of structural interest rate risk, the calculation of economic capital seeks to quantify the losses that could be incurred in the event of adverse variations in interest rates in highly unlikely extreme scenarios. Specifically calculated is the maximum loss that economic value could sustain, given a 99% interval of confidence, by reason of changes in interest rates in a 12-month time horizon.

-	Economic value sensitivity

Economic value sensitivity is a measure that supplements financial margin sensitivity. It measures the interest risk inherent in equity value (an entity’s own resources) based on the influence that a variation in interest rates has on the present values of financial assets and liabilities.

-	Margin at Risk

In much the same way as with economic capital, the Bank calculates Margin at Risk, understood as the maximum unfavorable deviation in the financial margin projected for a pre-determined level of confidence. Margin at Risk is calculated on the basis of a model that simulates curves as it has been used in the economic capital calculations. Each one of the scenarios generated in the simulation is applied to the different monthly terms, up to one year, thus forming a trail of rates that is then used in determining financial margin in that scenario. This calculation procedure, that generates at one year the same scenarios as in the economic value simulations, allows Margin at Risk to be determined as the maximum loss in margin projected at 12 months given a certain confidence interval.

-	Financial margin sensitivity

Financial margin sensitivity measures changes in accruals expected for a given period (12 months) in the event of 100 basis point shifts in the curve of interest rates. Financial margin sensitivity is calculated by simulating margins, both in the event of a scenario of movements in the curve of interest rates and in the event of an actual situation, with sensitivity being the difference between the two margins calculated.

Economic Capital

A financial institution’s economic capital or capital at risk (CeR, as is internally known) is that required to cover unexpected losses stemming from the exposures to risk that may affect the Bank.

The area of Scenarios and Non-Banking Risks is responsible for evaluating and monitoring current capital adequacy as well as current and future minimum capital requirements and their relation to the Bank’s strategic plan.

The risk profile of BBVA Francés focuses on those risks which, given their relevance, are apt to affect current or future solvency. Therefore, economic capital estimates include the following risks: credit risk, interest rate risk, liquidity risk (comprised within interest rate risk) market risk, operational risk, concentration risk, reputational risk and strategic risk.

Stress Testing

Finally, the area of Scenarios and Non-Banking Risks is responsible for conducting the Bank’s stress testing activities. Stress tests are understood to refer to the assessment of a financial position in the face of a severely adverse though possible scenario.

In this respect, stress tests are divided as per their scope of application into individual and comprehensive. Individual stress tests are aimed at measuring the impact of an adverse scenario at the individual level by risk type. Comprehensive stress tests seek to quantify impacts at the aggregate level of adverse scenarios in terms of the Balance sheet, the Income statement, any changes in cash flows and any capital requirements associated to a given projected stress situation.

Stress tests at BBVA Francés are individually applied to credit risk, market risk, structural interest rate type and liquidity and at the comprehensive level, in line with the guidelines laid down by the Argentine Central Bank in the informational regime associated to the Business Plan.

c)	Operational Risk

The Risk Department relies on the Validation and Internal Control/Operational Risk Management at the Country level in charge of ensuring an updated control environment that is consistent and sufficient in all of the Bank’s units.

Within the Risk Department, the “Country Operational Risk Management” area is charged with enforcing compliance with the Internal Control and Operational Risk Model, managing the IT tools that provide support and enforcing the single methodology adopted for managing operational risk that serves to identify, value, evaluate and control operational risk in its various stages: admission, follow-up and mitigation.

This Model is based on a scheme of Control Specialists for five areas pre-defined as critical and of Operational Risk Managers for the remaining business and support areas. On the subject of Model Governance, the model is overseen by the highest-ranking Bank authorities and there are Operational Risk Committees in each unit

The Internal Control and Operational Risk Model identifies the organization’s operational procedures and all the operational risks to which they are exposed. This methodology appraises each one of these risks, which are then assigned a priority and their criticality is then established for them to be managed for purposes of mitigation, if applicable.

As regards the tools, the Bank has a workflow in place to manage the process to admit operational risk for new Businesses, Products or Services. Besides, it has an application that maps all operational risks and evaluates them. This application contains processes, risks and controls. Regarding loss events by operational risk, the Bank has a base that reflects them. These tools are functioning well and the level of implementation is optimum.

Besides, a Risk Appetite index (IRO, the initials in Spanish for Operational Risk Index) has been defined. It reflects the Bank’s desirable maximum operational risk tolerance limit and must be followed up every month.

Thanks to the Operational Risk Model, the Bank can:

•	Rely on a comprehensive risk management model, that is robust and in line with international standards, modern and fit for adapting to the environment or to any internal requirements needed.

•	Undertake a valuation of the degree of mitigation activity attained and corroborate that mitigation measures have been adopted.

•

Ensure that the control framework has been implemented and updated, including, if applicable, contingency and service/business continuity plans as defined by the business units or support areas and that high impact risks are buffered.

d)	Technical Secretariat and Reporting

The Technical Secretariat and Reporting area is responsible for the procedures that control the operating ratios associated to credit risk grading and diversification, provisioning, determination of risk quotas by industry segment and by type of funding.

It is equally responsible for the preparation and follow-up of the budget at the senior management level, which is exercised on the basis of the assumptions laid down in the Bank’s budget, for contrasting the budget to actual monthly values and their impact on the cost of arrears. Said management activity is vital to determine whether quality standards in the field of credit risk have been duly satisfied in as much as they constitute the objective unavoidably pursued by all the units comprised by Risk at BBVA Francés.

The area has a reporting unit that is responsible for generating the reports for the Risk Department in order to make decisions in compliance with the credit policies internally in place at the Bank and those imposed by oversight authorities, reviewing processes and proposing alternatives for improvement. These reports are aimed at adequately analyzing credit risk management in its various stages ranging from identification, going through evaluation through to the follow-up stage.

Studies are conducted in connection with the distribution of risks by economic sector, changes in customer risks both at the internal level and in the financial system as a whole, a follow-up of debtor delinquency and significant growth, statistics associated to risk approvals, benchmarking reports, generation of tools that lead to the identification of the best risks to associate, use of approved limits and evaluation of the different campaigns launched by the Bank.

Finally, it is in charge of running the Risk Committees, analyzing rules and regulations and reviewing and coordinating audits.

All the activities associated to relevant measurement, follow-up and control are submitted to the Risk Committees for them to analyze and, depending on the issue, they are sent to the Board and to the Steering Committee.

19.	TRANSPARENT CORPORATE GOVERNANCE POLICY

I.	THE BOARD OF DIRECTORS

The By-laws of BBVA Francés prescribe that the Bank shall be managed by a Board of Directors made up by a minimum number of three and a maximum number of nine directors, as established by the Ordinary General Shareholders’ Meeting when appropriate. Directors shall serve on the Board for three-year terms and they may be re-elected (the “Board of Directors”). The Bank’s Shareholders’ Meeting may designate alternate directors in an equal or lower number. The Board of Directors must meet at least once a month.

The proposed board membership shall be subject to a previous evaluation by the Nominations and Remunerations Committee.

The table below indicates the names of the members of our Board of Directors, their present position in the company and their business background.

Name	Current Position	Background and Work Experience

Jorge Carlos Bledel	Chairman

Business experience: Vice Chairman, BBVA Francés Valores S.A.; Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés, Retail Banking Director, BBVA Francés¸ Retail Banking Director, BBVA Francés; Alternate Director, Central Puerto S.A.; Regular Director, Sociedad Argentina de Energía S.A.; Alternate Director , HidroNeuquén S.A.; Regular Director, RPM Gas S.A. and Alternate Director, RPU Agropecuaria S.A.

Jorge Carlos Bledel is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

José Manuel Tamayo Pérez	Vice Chairman 1°

Business experience: Retail Banking Director, BBVA Francés; Marketing Director for Spain and Portugal, BBVA.

José Manuel Tamayo Pérez meets the independence criteria to be considered as an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Marcelo Gustavo Canestri	Vice Chairman 2°

Business experience: Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés and Financial Director, BBVA Francés.

Marcelo Gustavo Canestri is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Mario Luis Vicens	Regular Director

Business experience: Executive Chairman, Asociación de Bancos de la Argentina ABA; Regular Director, Seguros de Depósitos S.A. SEDESA; Regular Director, Federación Latinoamericana de Bancos Felaban; Regular Director, Banco Sudameris S.A.; Regular Director, Banco Central de la República Argentina; Planning Assistant Manager and Deputy General Manager, Banco de Crédito Argentino S.A.; Chief Economist – Head of Department, Banco Central de la República Argentina.

Mario Vicens is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Oscar Miguel Castro	Regular Director

Business experience: Executive member of the Committee of Financial Services, Arthur Andersen Worldwide; Partner in charge of Financial Services Division, Arthur Andersen Latin America and Argentina; International Partner, Arthur Andersen.

Oscar Miguel Castro is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Luis Bernardo Juango Fitero	Regular Director

Business experience: President, BBVA S.A. Colombia; Regional Director, BBVA.

Luis Bernardo Juango Fitero is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Martín Ezequiel Zarich	Alternate Director

Business experience: Regular Director at BBVA Consolidar Seguros S.A.; Innovation and Development Director at BBVA Francés; Director of Mergers at BBVA Francés; Planning Director at BBVA Francés; Financial Director at BBVA Francés; Retail Banking Director at BBVA Francés; Director at Credilogros; Director at BBVA Francés Uruguay; Director at BBVA Francés Cayman Ltd.; Assistant General Director for Commercial Development at Grupo BBVA: Economist at Banco de Crédito Argentino; Controller and Budget Area Manager at Banco de Crédito Argentino; Planning Director at Banco de Crédito Argentino;

Martín Ezequiel Zarich is not an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

II.	SENIOR MANAGEMENT

Senior Management is made up by the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the various areas.

III.	MANAGEMENT COMMITTEE - MEMBERSHIP

The main members of Senior Management make up the Management Committee. The Committee is chaired by the Executive Director or General Manager.

Prospective Management Committee members shall first be evaluated by the Nominations and Remunerations Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

•	Implement the strategies and policies approved by the Board.
•	Evaluate and propose business and investment strategies and general risk policies.
•	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed to.
•	Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives.
•	Establish business synergies with the remaining Group companies.
•	Analyze and propose the year’s comprehensive budget, monitor evolution and determine any corrective actions as called for by internal and market variables.
•	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.
•	Evaluate and propose Bank-wide policies, strategies and guidelines and then oversee and follow up on model implementation.

The following table identifies the members of the Management Committee and provides certain details about their business experience. The highest-ranking officers are designated for unlimited periods.

Name	Current Position	Background and Work Experience

Ricardo Enrique Moreno	Executive Director

Consultant, specialized in financial branch and capital markets, Andersen Consulting; Systems Manager, Banco de Crédito; Director of Media, CEO of Unofirst Latin America, COO Global, BBVA; Director of Transformation and Productivity BBVA.

Ignacio Sanz y Arcelus	Director, Finance and Planning.

Finance Area – Technology and Operations, BBVA; Director of the Department of Assets and Liabilities Management for Latin America, BBVA; Director of the Investment Banking Comptroller’s Office (Treasury, Capital Markets, Intermediation, Corporate, Structured Financing), BBVA; Corporate Director, BBVA; Director of the Treasury, Capital Markets and International Network area, BEX Argentaria BBVA; Director of the Market Risk Audit Unit, BEX Argentaria BBVA; Director of Central Services Audit, BEX; Director of Planning, Intervention and Control, SERFINBEX; Director, BEX Argentaria BBVA; Team Leader at Arthur Andersen Auditores S.A.

Jorge Alberto Bledel	Director, Digital Banking & Transformation	Innovation and Business Model Manager, BBVA.
Martín Ezequiel Zarich	Director, Innovation and Development

Alternate Director, BBVA Francés; Regular Director, BBVA Seguros; Economist, Banco de Crédito Argentino; Management Control and Budget Manager, Banco de Crédito Argentino; Planning Director, Banco de Crédito Argentino; Merger Director, BBVA Banco Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Banco Francés Uruguay; Director, BBVA Banco Francés Cayman Ltd.; Deputy General Director, Business Development BBVA Group.

Name	Current Position	Background and Work Experience

Gustavo Osvaldo Fernandez	Director, Human Resources and Services

Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Francés; Media Director, BBVA Francés; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Director, Corporate & Investment Banking

Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Free-lance Consultant in Riyadh / Buenos Aires; General Director, Citigroup Miami; Regional Chief for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires

Jorge Delfín Luna	Director, Commercial

Regional Manager, Citibank Branch; Regional Manager of Local Branches, Banco de Crédito Argentino; General Manager, Easy-Bank (BBVA Francés); General Manager and Vicepresident, BBVA Banco Uruguay; Companies Banking Manager, BBVA Francés.

Gustavo Siciliano	Media Director

Director of Design and Development – Technology and Operations, BBVA; Information Technology Manager - Media, BBVA; Media Director, BBVA Uruguay; Media Planning and Information Security Manager, BBVA Francés; Media Information Security Manager, Banco de Crédito Argentino.

Juan Eugenio Rogero González	Director, Risks

Branch Director Corporate Banking, BBVA; Risks and Corporate Director, BBVA Puerto Rico; Insurances Development Director, BBVA America and Global Director of Corporate Risks Control, BBVA; Risks Director, BBVA Francés; Corporate Polices and Wholesale Portfolios Director, BBVA.

IV.	BBVA FRANCES’s OWNERSHIP STRUCTURE

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2014, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2014
Beneficial Owner	Number of Shares	Percentage of Shares Outstandings
Banco Bilbao Vizcaya Argentaria	244,870,968	45.61
BBV America SL (1)	160,060,144	29.81
The Bank of New York Mellon (2)	52,840,785	9.84
Administración Nacional de Seguridad Social	42,439,494	7.90

(1)    BBV América S.L. is under the control of BBVA. It has an effective 29.81% ownership interest in the capital stock of BBVA Francés.

(2)    As holder agent of ADSs.

V.	ORGANIZATIONAL STRUCTURE

VI.	COMITTEES OF THE BOARD OF DIRECTORS

a)	AUDIT COMITEE – LAW 26,831 (C.N.V./S.E.C.)

BBVA Francés’s Audit Committee (C.N.V./S.E.C.) is a multiple-member body, with a majority of directors who meet the independence criteria of Law 26,831. Its purpose is to assist the Board of Directors in the assessment of the External Auditor’s function and independence and to perform the internal control function at the Bank.

b)	NOMINATIONS AND REMUNERATIONS COMMITTEE

BBVA Francés’ Nominations and Remunerations Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nominations and Remunerations Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Board members, Executive and other officers, and top-ranked personnel.

The Nominations and Remunerations Committee is made up by three non-executive directors, the majority of whom are independent, designated by the Board of Directors.

c)	INTERNAL AUDIT COMMITTEE (B.C.R.A.)

BBVA Francés’s Internal Audit Committee is made up by the officers appointed by the Board of Directors. This committee must have at least two members and at least one member must be an independent director. The operation of this committee shall be governed by the rules of the B.C.R.A. and by internal regulations.

The Board must use the conclusions of the internal audit timely and efficaciously and foster the internal auditor’s independence vis-à-vis the areas and processes controlled by said audit.

d)	COMMITTEE FOR THE PREVENTION OF ASSET LAUNDERING AND TERRORISM FINANCING

This Committee is made up by : (i) BBVA Francés’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-ranking officer in the field of Regulatory Compliance; (iii) one Regular Director and (iv) the Officer responsible for the Prevention of Money Laundering and Terrorism Financing.

The functions of the Committee consist mainly in:

•	Establishing guidelines and continuously reviewing the degree of progress with each action.
•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, deciding to disregard them when appropriate.
•	Evaluating the potential risk of asset laundering in the new products and/or services.
•	Raising awareness in their areas about the importance of preventing asset laundering and terrorism financing.

e)	INFORMATIC TECHNOLOGY COMMITTEE

This Committee is made up by a member of the Board, the Director of Media, the Technology and Operation Manager, the Systems Manager and the Informational Assets Administration, Security and Safety Manager.

The main duties of the IT Committee are:

•	To oversee the proper operation of the IT environment and to contribute to an improvement in its efficiency.
•	To approve the Information Technology and Systems Plan and to assess it from time to time to review degree of completion.

VII.	OTHER COMMITTEES

a)	Risk Committees

1)	Risk Management Committe

This Committee is made up by the Executive Director or General Manager, Risk Director, Validation and Internal Control Manager, Retail Risk Manager, Enterprise Risk Manager and Wholesale Risk Manager (which are permanent members); the Financial Risk and Reporting Manager and the Recoveries Manager (who are optional or ad hoc members), by the position in charge of Global Management and the Technical Secretariat plus the person responsible for the area involved in the issue up for discussion and the Lecturer (who are all ad hoc participants).

The aim of this Committee is to:

•

Approve all those transactions and financial programs put together by clients or corporate groups within the scope of Corporate & Investment Management that exceed the powers of the Credit Risk Committee, Financial Entities and Issuer Risk, and all those issues that are settled outside the local environment and all those transactions that are not included in the preceding point and which, given their status as special or exceptional warrant inclusion therein.

•	Approve roll-overs, terminations and write-offs applicable to individual and enterprise customers according to currently applicable delegation rules.
•	Approve the non-delegated risk transactions (risks associated to communication media, public relevance, political parties, trade unions, or companies related to the Bank or its officers).
•

Define and approve the strategies, manuals, policies, practices and procedures required for identifying, evaluating, measuring and managing the risks that the Bank faces (credit risk, market risk, structural risk, liquidity risk, operational risk, etc.).

•	Approve credit policies, rating tools and new pre-approved campaigns or massive campaigns.
•	Approve Asset Allocation and Portfolio Lending Program (PLPs) limits and stress testing.
•	Approve the delegation of powers.
•	Approve the processes to sell portfolios and portfolio results and the realization of assets taken as collateral.
•

Call the Crisis Committee when it sees fit or when the wholesale or retail tracking committee sees it fit and approve the actions defined by that committee to mitigate the risk alerts discussed above with the respective follow-up committees.

2)	Local Operations Technical Committee

This Committee is made up by the Risk Director, Validation and Internal Control Manager, Retail Risk Manager, Enterprise Risk Manager and Wholesale Risk Manager (which are permanent members); the Financial Risk and Reporting Manager and the Recoveries Manager (who are optional or ad hoc members), by the position in charge of Global Management and the Technical Secretariat plus the person responsible for the area involved in the issue up for discussion and the Lecturer (who are all ad hoc participants).

This Committee analyzes transactions for up to an amount of US$ 40,000,000 and its main functions are:

•	Approve all those transactions and financial programs put together by clients or conglomerates.
•

Approve term extensions, short-term roll-overs and changes to transactions and short-term Financial Programs and amendments to transactions and Financial Programs put together by clients or conglomerates that exceed the powers vested on the Wholesale Credit Risk Committee.

•	Approve roll-overs, terminations and write-offs applicable to individual and enterprise customers.
•	Approve the renewals and extensions of pre-approved or massive campaigns

b)	Corporate Assurance Committee

The Corporate Assurance Committee is made up by an Executive Director in his capacity as Chairman of the Committee and the Management Committee members.

The Corporate Assurance Committee has been entrusted with furthering an attitude of comprehensive risk management vis-à-vis the Group’s most relevant risks by structuring and prioritizing any identified weaknesses and allocating responsibility for defining and deploying mitigation plans as necessary. The aim pursued by the Committee is continuous improvement in the Group’s control environment.

c)	Disclosure Committee

This Committee is made up by an Independent Director, the Finance and Planning Director, the Legal Services Director and other officers from the Finance area.

It is basically entrusted with ensuring that the information relayed to the Bank’s shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities should be truthful and complete, reflect fairly the Bank’s financial condition and the results of operations and that it should be communicated with the formalities and within the terms mandated by applicable laws, the general principles governing market operation and good corporate governance.

d)	Human Resources Committee

It is made up by the Executive Director or General Manager and by the Director of Human Resources and Services and the Director of Corporate Development and Transformation.

The main functions of the Human Resources Committee are to:

•	Establish the structure of the organizational chart.
•	Approve promotions to managerial positions.
•	Define the guidelines governing human resources policies.
•	Establish remuneration and incentive criteria.
•	Evaluate benefits to personnel.
•	Establish career and training plans.

e)	Regulatory Compliance Committee

This Committee is made up by three Regular Directors, the Executive Director or General Manager, the Assistant Director of Regulatory Compliance, the Commercial Banking Director, the Finance and Planning Director and the Assistant Director of Legal services. The minutes and other housekeeping issues associated to this committee shall be the responsibility of the Institutional Area of Legal Services.

Its main functions are:

•	To oversee that applicable rules and regulations in matters associated to the conduct in the securities markets and the protection of personal data are complied with.
•

To oversee the scope of the Bank’s involvement in matters within the Committee’s purview, as well as the information requirements or the involvement requirements asserted by competent official organizations.

•

To make sure that the Bank’s internal Code of Conduct and the Code of Conduct for Interaction with Securities Markets applicable to the Bank’s personnel satisfy the regulatory compliance requirements and are adequate to the institution.

•

To authorize exemptions from compliance with the specific mandates of the Code of Conduct. Any such exemption shall be exceptional and warranted and it shall not pose risks to BBVA Francés and other group companies in Argentina.

•	To promote the adoption of measures that are necessary to settle matters that are ethically questionable of which any of the Committee’s members may become aware.
•

With respect to those circumstances that may entail significant risks to Grupo BBVA in Argentina, the Committee must immediately notify the relevant Board of Directors of their emergence in order to make sure that the financial statements reflect whatever should be relevant.

•	To settle issues in which the interests of the Bank may be in conflict with the interests of the Bank’s clients.

VIII.	THE SUBSIDIARIES OF BBVA FRANCÉS

The main subsidiaries and affiliates of BBVA Francés are:

a)	BBVA Francés Valores S.A. engaged in securities trading at the Buenos Aires Stock Exchange.

b)

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law Nr. 24,083 as subsequently amended by Law Nr. 26,831.

c)

PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

d)	Consolidar AFJP S.A. (undergoing liquidation proceedings), see note 3 to the Consolidated Financial Statements of BBVA Francés as of December 31, 2014.

e)

Rombo Compañía Financiera S.A. whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

f)

BBVA Consolidar Seguros S.A.. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

IX.	NETWORK OF BRANCHES AND RETAIL OFFICES

BBVA Francés operates a network of 251 branches distributed as follows: Autonomous City of Buenos Aires, 82 branches; Greater Buenos Aires, 53 branches, with the remaining 116 branches being situated in the Argentine provinces.

X.	INFORMATION ON BUSINESS LINES

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Enterprise Banking, which aims at aiding companies through both short- and long-term financing and Corporate & Investment Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

XI.	FINANCIAL INCENTIVES FOR PERSONNEL

BBVA Francés has a policy in place, namely, the application of a compensation system capable of attracting and retaining the persons most adequate to each position, according to the following principles:

-

Recognize and reward, based on individual performance, the accomplishment of objectives, of team-work and the quality of the results attained, as well as the skills and competencies that each person devotes to his/her work.

-	Ensure internal fairness through an analysis of the structure, the descriptions of the positions and the remunerations.

-	Ensure external competitiveness by updating information in line with the reference market.

-	Reward the contribution of tangible results.

The remuneration system includes all other payments collected by employees as consideration for their contributions to the organization in terms of time, position and results and it is made up by the fixed remuneration system and the variable remuneration system.

For the observance of these principles, the Bank has instruments embedded in the remuneration processes that are detailed below:

-

Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up by a number of companies that have similar organizational structures and business sizes.

-

Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges that group positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Besides, BBVA Francés uses performance assessments as a key tool to remunerate the effort and the results of each employee. At the end of each fiscal year, each head of area evaluates the objectives of their employees in order to obtain the individual performance assessment of performance for the year. Within it, we can distinguish four types of objectives: Quantitative, Customer-related, Tactical and Other.

The outcome of the assessments reflects the levels contributed by each team member and it is on this basis that the right to collect the pre-defined incentives is defined.

“Cataloguing” is the name ascribed in the Bank to the process whereby the employee in charge makes a global assessment of each one of his/her reportees in the performance of their current functions and whose results are used for the enforcement of certain Human Resources policies.

“Projection”, in turn, is the process whereby the employee in charge makes a global assessment of each one of his/her reportees about their capabilities to discharge higher ranking functions inside the Bank. This valuation must be based on the experience, knowledge, skills and commitment of the employees.

Each employee has access to variable remuneration associated to his/her position and to the results obtained in the performance assessment. The aim is to incentivize and reward the attainment of results. The models currently in force are:

-

Model of incentives to the Branch Network: these are four quarterly payments and a further payment of annual indicators. Payment is subject to the attainment of the targets fixed for each person for each period. Each position has been assigned a grid of objectives and each one of these objectives are assigned a value.

-

Model of incentives to the Central Areas, the Channels, and Support to the Branch Network: variable remuneration is assigned annually to each employee by the supervisor based on the assessment of performance-evaluation of preformance and the position’s reference bonus. In addition, variables associated to the attainment of the Bank’s objectives in accordance with the criteria adopted by Grupo BBVA and the degree of budget compliance are assessed. These factors may have a positive or negative impact on the defined variable compensation.

-

Result-Oriented Management model of incentives: at the end of each fiscal year, each employee in this group is subject to an assessment whose score relates to the degree of objective attainment. These are renewed every year in line with the Bank’s strategy. The payment is determined on the basis of a benchmark bonus weighed by the individual score and adjusted on the basis of the Bank’s objective attainment and the degree of budget compliance.

-

Commission-based incentive model: the value of commissions depends on the unit assessment of each product based on the product’s contribution to the Bank’s results. The criteria to be applied in commission-based compensation are reviewed every year and they are paid every month in arrears.

-

Share-based payment incentive model: this is a program of incentives to directors based on the delivery of BBVA shares. The quantity of shares to be assigned is determined based on the level of responsibility of each beneficiary within the Bank. The quantity of shares finally delivered depends on the attainment of indicators and of their relevant weights.

Besides, starting in 2012, the Bank has incorporated a new system to calculate and pay the annual variable bonus for a given group of executives whose professional activities have a material impact on the Bank’s risk profile.

This group’s executives receive, at least, 50% of the annual variable bonus for each fiscal year in shares. The payment, both in cash and in shares is distributed as follows: 60% of the bonus is paid during the first quarter of the year and the remaining 40% is distributed in deferred thirds for up to 3 years as from the first date of payment of the variable bonus.

The shares delivered to this group of employees that are part of their annual variable bonus for the year are of restricted availability during the year immediately following their delivery. The restricted availability regime applies to the net amount of the shares, that is, discounting the part necessary for the employee to pay the taxes levied on the shares received. Such restricted availability regime applicable to shares applies equally in the events of termination of the labor relationship between the employee or executive with BBVA Francés for any reason other than death and certified total labor disability in all degrees. At the expiration of the period of restricted availability, this group of BBVA Francés employees are free to transfer their shares as they see fit.

Besides attaining the objectives laid down for such incentive, beneficiaries must remain active in the Bank as of the date of calculation and settlement, must have generated the right to collect their ordinary variable bonus for that year and they must be free from penalties for serious breaches of the Code of Conduct and other internal regulations.

XII.	CODE OF CONDUCT

The Bank has a Code of Conduct that binds all of BBVA Francés’ employees and officers.

The Code of Conduct defines the ethical behavior that the Board of BBVA Francés considers applicable to the businesses and activities conducted by BBVA Francés and the Group companies in Argentina, builds on their foundations and lays down the guidelines required for corporate integrity to be outwardly expressed in (i) relationships with clients, employees and officers, suppliers and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility for enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XIII.	CONFLICTS OF INTEREST

On December 16, 2014, the Board of Directors approved the most recent version of the Rules for Preventing and Handling Conflicts of Interest at BBVA Francés and other affiliates in Argentina.

The Rule contains the following principal guidelines: (i) it determines the scope of application; (ii) it identifies conflicts of interest; (iii) it establishes the measures for preventing and handling conflicts of interest; and (iv) it provides a procedure for conflict resolution.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other group companies.

Basically, it mandates that any director involved shall not be in attendance when the relevant corporate bodies in which he is a member are in session to discuss the matters in which he or she might have a direct or indirect interest or which might affect persons related to him or her in the terms defined by the laws.

It also prescribes that the director involved shall be enjoined from entering, either directly or indirectly, into personal, professional or commercial transactions with the Bank or companies in its group, unless these transactions are subject to a procurement process that ensures transparency, with competing bids and in arm’s length conditions.

20.	IFRS CONVERGENCE IMPLEMENTATION PLAN.

As of the date of issuance of these financial statements, the Bank was in the process of implementing the plan geared to convergence with the International Financial Reporting Standards (IFRS) as set forth in the Argentine Central Bank’s Communication “A” 5541 and supplementary rules in this respect, which will be effective as from the financial statements for the fiscal years beginning on January 1, 2018.

21.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between Argentine professional accounting standards and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

		Holding
			Book balance	Book balance	Position
	ID	Market	as of	as of	without	Final
	Caja de	value or
Description	Valores	present value	12-31-2014	12-31-2013	options	position

GOVERNMENT SECURITIES

Government securities at fair value

Local
In pesos
Secured Bonds due 2020	2423		1,183,905		1,183,905	1,183,905
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		467,472		459,074	459,074
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	5460		374,000		374,000	374,000
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	5459		279,178		279,178	279,178
Secured Bonds due 2018	2405		74,875		--,--	--,--
Federal Government Bonds in Pesos Badlar + 250 bp due 2019	5454		42,679		--,--	--,--
Par Securities denominated in Pesos	45695		38,319		--,--	--,--
Consolidation Bonds – sixth series	2420		37,716		26,766	26,766
Other			27,961		5,684	5,684

Subtotal in pesos			2,526,105	1,110,448	2,328,607	2,328,607

In foreign currency
Argentine Bond of Saving towards economic development	5456		152,447		152,447	152,447
Federal Government Bonds in US Dollars 7% due 2015	5433		104,850		--,--	--,--
US Dollar-linked Argentine Government Bond at 2.40% maturing in 2018	5462		66,080		66,080	66,080
Federal Government Bonds in US Dollars 8,75% due 2024	5458		43,384		4,524	4,524
Other			48,999		--,--	--,--

Subtotal in foreign currency			415,760	871,590	223,051	223,051

Subtotal Government securities at fair value			2,941,865	1,982,038	2,551,658	2,551,658

Government securities at amortized cost

Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

		Holding
			Book balance	Book balance	Position
	ID	Market	as of	as of	without	Final
	Caja de	value or
Description	Valores	present value	12-31-2014	12-31-2013	options	position

Instruments issued by the BCRA

BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 02-18-15	46578		817,798		817,798	817,798
Argentine Central Bank Internal Bills due 12-31-14	46617		187,619		187,619	187,619
Argentine Central Bank Internal Bills due 01-07-15	46284		144,594		144,594	144,594
Argentine Central Bank Internal Bills due 01-28-15	46291		73,724		73,724	73,724
Argentine Central Bank Internal Bills due 01-21-15	46287		70,715		70,715	70,715
Argentine Central Bank Internal Bills due 02-25-15	46579		56,965		56,965	56,965
Other			64,460		64,460	64,460

Subtotal at fair value			1,415,875	495	1,415,875	1,415,875

Repurchase transactions
Argentine Central Bank Internal Bills due 01-21-15	46287		147,686		--,--	--,--
Argentine Central Bank Internal Bills due 06-03-15	46596		120,654		--,--	--,--
Argentine Central Bank Internal Bills due 04-29-15	46610		105,234		--,--	--,--
Argentine Central Bank Internal Bills due 02-04-15	46296		87,367		--,--	--,--
Argentine Central Bank Internal Bills due 06-24-15	46601		79,275		--,--	--,--
Argentine Central Bank Internal Bills due 03-11-15	46583		77,001		--,--	--,--
Argentine Central Bank Internal Bills due 02-11-15	46577		59,777		--,--	--,--

Subtotal repurchase transactions			676,994	39,882	--,--	--,--

At amortized cost
Argentine Central Bank Internal Bills due 03-25-15	46587		1,177,946		1,177,946	1,177,946
Argentine Central Bank Internal Bills due 05-06-15	46598		957,529		957,609	957,609
Argentine Central Bank Internal Bills due 04-22-15	46591		627,506		627,506	627,506
Argentine Central Bank Internal Bills due 07-01-15	46603		485,988		485,988	485,988
Argentine Central Bank Internal Bills due 04-15-15	46588		474,364		474,364	474,364
Argentine Central Bank Internal Bills due 07-08-15	46605		473,605		473,608	473,608
Argentine Central Bank Internal Bills due 06-03-15	46596		450,419		450,419	450,419
Argentine Central Bank Internal Bills due 05-20-15	46594		318,021		318,137	318,137
Argentine Central Bank Internal Bills due 05-27-15	46595		316,801		316,801	316,801
Argentine Central Bank Internal Bills due 03-04-15	46590		311,133		327,877	327,877
Argentine Central Bank Internal Bills due 06-10-15	46597		179,284		179,284	179,284
Argentine Central Bank Internal Bills due 09-16-15	46615		166,390		166,390	166,390
Argentine Central Bank Internal Bills due 10-28-15	46624		161,841		161,841	161,841
Argentine Central Bank Internal Bills due 03-18-15	46586		142,128		142,128	142,128
Argentine Central Bank Internal Bills due 07-15-15	46604		113,795		113,795	113,795
Argentine Central Bank Internal Bills due 03-11-15	46583		107,318		107,318	107,318
Other			73,119		73,330	73,330

Subtotal at amortized cost			6,537,187	1,232,715	6,554,341	6,554,341

BCRA Notes
Repurchase transactions

Subtotal repurchase transactions			--,--	135,395	--,--	--,--

Subtotal instruments issued by the BCRA			8,630,056	1,408,487	7,970,216	7,970,216

TOTAL GOVERNMENT SECURITIES			11,572,085	3,390,689	10,522,038	10,522,038

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 12-31-2014	Book balance as of 12-31-2013	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments
Other Equity instruments
Local
In pesos
Tenaris S.A.	40115		141		141	141

Subtotal in pesos			141	--,--	141	1 141

From abroad
In foreign currency

Other			37		37	37

Subtotal in foreign currency			37	90	37	37

Subtotal Equity instruments			178	90	178	178

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			178	90	178	178

TOTAL GOVERNMENT AND PRIVATE SECURITIES			11,572,263	3,390,779	10,522,216	10,522,216

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	12-31-2014	12-31-2013

COMMERCIAL PORTFOLIO

Normal performance	22,084,118	21,239,671

Preferred collaterals and counter guaranties “A”	1,215,074	779,621
Preferred collaterals and counter guaranties “B”	770,416	577,055
Without senior security or counter guaranties	20,098,628	19,882,995

With special follow-up	7,022	19,473

Under observation	7,022	15,428

Preferred collaterals and counter guaranties “B”	540	--,--
Without senior security or counter guaranties	6,482	15,428
Negotiations for recovery or re-financing agreements underway	--,--	4,045

Preferred collaterals and counter guaranties “B”	--,--	786
Without senior security or counter guaranties	--,--	3,259

Non-performing	5,048	2,717

Without senior security or counter guaranties	5,048	2,717

With high risk of uncollectibility	--,--	27,632

Preferred collaterals and counter guaranties “B”	--,--	338
Without senior security or counter guaranties	--,--	27,294

Uncollectible	27,508	10,035

Preferred collaterals and counter guaranties “B”	3,750	--,--
Without senior security or counter guaranties	23,758	10,035

Total	22,123,696	21,299,528

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	12-31-2014	12-31-2013

CONSUMER AND HOUSING PORTFOLIO

Normal performance	22,255,710	16,814,083

Preferred collaterals and counter guaranties “A”	41,185	20,369
Preferred collaterals and counter guaranties “B”	1,890,172	1,524,188
Without senior security or counter guaranties	20,324,353	15,269,526

Low risk	221,648	178,283

Preferred collaterals and counter guaranties “A”	68	--,--
Preferred collaterals and counter guaranties “B”	23,400	23,784
Without senior security or counter guaranties	198,180	154,499

Medium risk	196,426	128,909

Preferred collaterals and counter guaranties “B”	10,359	9,231
Without senior security or counter guaranties	186,067	119,678

High risk	129,534	68,101

Preferred collaterals and counter guaranties “B”	16,183	15,004
Without senior security or counter guaranties	113,351	53,097

Uncollectible	33,395	14,802

Preferred collaterals and counter guaranties “B”	9,674	6,403
Without senior security or counter guaranties	23,721	8,399

Uncollectible, classified as such under regulatory requirements	136	100

Without senior security or counter guaranties	136	100

Total	22,836,849	17,204,278

General Total (1)	44,960,545	38,503,806

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

	12-31-2014		12-31-2013
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	5,084,274	11.31%	4,236,449	11.00%

50 next largest clients	6,428,811	14.30%	5,680,349	14.75%

100 following clients	3,771,556	8.39%	3,998,701	10.39%

Remaining clients	29,675,904	66.00%	24,588,307	63.86%

Total (1)	44,960,545	100.00%	38,503,806	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	--,--	31	--,--	--,--	--,--	--,--	54,428	54,459

Financial sector	--,--	767,715	291,711	415,307	527,427	233,686	9,500	2,245,346

Non financial private sector and residents abroad	191,378	20,882,825	4,243,523	3,791,667	3,355,262	4,761,387	5,434,698	42,660,740

TOTAL	191,378	21,650,571	4,535,234	4,206,974	3,882,689	4,995,073	5,498,626	44,960,545	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish – See note 22)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements

Identification	Description	Class	Unit face value	Votes per share	Number	12-31-2014	12-31-2013	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousands of pesos

33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	25,208	17,960	Stockholder	12-31-2014	6,390	25,989	7,473
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	4,591	8,272	Pensions fund manager	12-31-2014	65,739	8,519	777

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	271,156	164,652	Financial institution	12-31-2014	52,178	542,311	213,007

30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	78,567	68,967	Investment Fund Manager	12-31-2014	243	128,923	56,327
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	254,095	150,396	Financial Institution	12-31-2014	60,000	635,238	259,248

		Subtotal controlled				633,617	410,247

	Non controlled

	Local

30598910045	Visa Argentina S.A.	Common	1$	1	1,571,996	6,428	6,428	Services to companies	05-31-2014	15,000	356,378	295,046
30690783521	Interbanking S.A.	Common	1$	1	149,556	5,111	3,571	Services	12-31-2013	1,346	161,375	129,239
30604796357	Banelco S.A.					--,--	8,654	Information services
	Other					250	257

	Foreign

30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	43$	1	20,221	2,152	1,640	Banking institution	12-31-2013	1,824,910	5,592,131	552,420

		Subtotal noncontrolled				13,941	20,550

		Total in financial institutions, supplementary and authorized				647,558	430,797

	IN OTHER COMPANIES

	Non controlled

	Local

30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	44,353	29,220	Insurance	12-31-2014	10,651	362,957	59,860

	Foreign

	Other					107	82

		Subtotal non controlled				44,460	29,302

		Total in other companies				44,460	29,302

		Total investments in other companies				692,018	460,099

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the fiscal year		Net book value at 12-31-2014	Net book value at 12-31-2013
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	370,879	8,516	68,893	33,810	50	25,229	389,249	370,879
Furniture and Facilities	208,917	176,186	1,421	8	10	37,039	349,477	208,917
Machinery and Equipment	119,477	74,127	62,109	--,--	3 & 5	75,196	180,517	119,477
Automobiles	5,133	1,736	--,--	257	5	1,618	4,994	5,133

Total	704,406	260,565	132,423	34,075		139,082	924,237	704,406

OTHER ASSETS

Construction in progress	80,662	161,730	(70,329)	32,424	--,--	--,--	139,639	80,662
Advances to suppliers of goods	486,010	546,046	--,--	91,838	--,--	--,--	940,218	486,010
Works of Art	992	--,--	--,--	--,--	--,--	--,--	992	992
Leased assets	2,294	--,--	--,--	--,--	50	47	2,247	2,294
Property taken as security for loans	2,423	699	--,--	609	50	89	2,424	2,423
Stationery and office supplies	7,844	36,572	--,--	20,251	--,--	--,--	24,165	7,844
Other	66,477	30,937	(62,094)	--,--	50	190	35,130	66,477

Total	646,702	775,984	(132,423)	145,122		326	1,144,815	646,702

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Amortization for the fiscal year
			Years of useful life	Amount	Net book value at 12-31-2014	Net book value at 12-31-2013

Organization and development expenses (1)	120,637	82,025	1 & 5	58,305	144,357	120,637

Organization and development non-deductible expenses	--,--	15,496	--,--	15,496	--,--	--,--

Total	120,637	97,521		73,801	144,357	120,637

(1) This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

	12-31-2014		12-31-2013
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	4,410,087	8.57%	4,549,211	10.39%

50 next largest clients	4,770,509	9.27%	5,081,876	11.61%

100 following clients	2,909,097	5.66%	3,051,769	6.97%

Remaining clients	39,345,958	76.50%	31,091,918	71.03%

TOTAL	51,435,651	100.00%	43,774,774	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	45,892,656	4,900,967	526,352	95,457	20,219	--,--	51,435,651

Other liabilities from financial transactions

Argentine Central Bank	2,877	4,205	6,282	12,662	25,675	21,409	73,110

Banks and International Institutions	86,581	303,105	18,785	--,--	--,--	--,--	408,471

Unsubordinated corporate bonds	278,876	33,979	121,357	258,880	614,036	418,516	1,725,644

Other	4,053,883	2,448	3,510	7,355	14,161	11,394	4,092,751

Total	4,422,217	343,737	149,934	278,897	653,872	451,319	6,299,976

TOTAL	50,314,873	5,244,704	676,286	374,354	674,091	451,319	57,735,627

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR NINE FISCAL YEARS ENDED DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (5)		Reversals	Applications	12-31-2014	12-31-2013
DEDUCTED FROM ASSETS
Government securities
– For impairment value	196	5	(4)	--,--	--,--	201	196

Loans
– Allowance for doubtful loans	680,651	565,284	(1)	--,--	340,599	905,336	680,651

Other receivables from financial transactions
– Allowance for doubtful receivables and impairment	1,209	930	(1)	--,--	--,--	2,139	1,209

Receivables from financial leases
– Allowance for doubtful receivables and impairment	21,186	14,656	(1)	--,--	7,034	28,808	21,186

Other receivables
– Allowance for doubtful receivables (2)	277,334	16,698		2,606	189	291,237	277,334

Total	980,576	597,573		2,606	347,822	1,227,721	980,576

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	539	38		--,--	--,--	577	539

– Other contingencies	622,165	207,390	(3)	4,646	54,413	770,496	622,165

Total	622,704	207,428		4,646	54,413	771,073	622,704

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)

Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).

(3)

Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.q).

(4)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

–	Government Securities	5
–	Loans	4,880
–	Other receivables from financial transaction	4
–	Other receivables	3,899

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or		Paid in
			Outstanding	In portfolio	distribution

Common	536,877,850	1	536,833	--,--	45	(1)	536,878	(2)

(1)   Shares issued and available to stockholders but not as yet withdrawn.

(2)   Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

Accounts	12-31-2014							12-31-2013

			Total of the fiscal year (per type of currency)

	Total of the fiscal year	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	6,065,743	247,994	5,783,054	6,953	759	1,488	25,495	5,912,615
Government and private securities	415,797	--,--	415,760	--,--	--,--	--,--	37	871,680
Loans	2,070,525	--,--	2,070,525	--,--	--,--	--,--	--,--	1,134,400
Other receivables from financial transactions	324,144	11	324,133	--,--	--,--	--,--	--,--	100,620
Receivables from financial leases	--,--	--,--	--,--	--,--	--,--	--,--	--,--	61
Investments in other companies	2,259	107	2,152	--,--	--,--	--,--	--,--	1,722
Other receivables	154,616	389	154,227	--,--	--,--	--,--	--,--	135,361
Suspense items	378	1	377	--,--	--,--	--,--	--,--	562

TOTAL	9,033,462	248,502	8,750,228	6,953	759	1,488	25,532	8,157,021

LIABILITIES

Deposits	5,488,117	81,658	5,406,459	--,--	--,--	--,--	--,--	4,720,888
Other liabilities from financial transactions	1,725,670	90,379	1,630,935	533	436	357	3,030	816,105
Other liabilities	55,840	7,454	48,386	--,--	--,--	--,--	--,--	118,440
Suspense items	1,016	--,--	1,016	--,--	--,--	--,--	--,--	571

TOTAL	7,270,643	179,491	7,086,796	533	436	357	3,030	5,656,004

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	2,927,981	203,415	2,724,566	--,--	--,--	--,--	--,--	1,873,226
Control	39,540,975	104,994	39,434,313	--,--	150	704	814	95,729,619

TOTAL	42,468,956	308,409	42,158,879	--,--	150	704	814	97,602,845

Credit accounts (except contra credit accounts)
Contingent	603,372	108,260	495,112	--,--	--,--	--,--	--,--	620,570
Control	122,585	315	122,270	--,--	--,--	--,--	--,--	268,945

TOTAL	725,957	108,575	617,382	--,--	--,--	--,--	--,--	889,515

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			12-31-2014	12-31-2013

1. Loans	1,824,455	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,824,455	2,109,132

- Overdraft	572	--,--	--,--	--,--	--,--	--,--	--,--	--,--	572	151

Without senior security or counter guaranty	572	--,--	--,--	--,--	--,--	--,--	--,--	--,--	572	151

- Discounted Instruments	2,818	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,818	--,--

Without senior security or counter guaranty	2,818	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,818	--,--

- Real Estate Mortgage and Collateral Loans	3,777	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,777	2,488

Other collaterals and counter guaranty “B”	3,777	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,777	2,488

- Consumer	4,889	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,889	3,504

Without senior security or counter guaranty	4,889	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,889	3,504

- Credit Cards	5,137	--,--	--,--	--,--	--,--	--,--	--,--	--,--	5,137	3,906

Without senior security or counter guaranty	5,137	--,--	--,--	--,--	--,--	--,--	--,--	--,--	5,137	3,906

- Other	1,807,262	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,807,262	2,099,083

Without senior security or counter guaranty	1,807,262	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,807,262	2,099,083

2. Other receivables from financial transactions	43,699	--,--	--,--	--,--	--,--	--,--	--,--	--,--	43,699	37,835

3. Receivables from financial leases and other	402	--,--	--,--	--,--	--,--	--,--	--,--	--,--	402	171

4. Contingent commitments	57,932	--,--	--,--	--,--	--,--	--,--	--,--	--,--	57,932	109,297

5. Investments in other companies and private securities	665,247	--,--	--,--	--,--	--,--	--,--	--,--	--,--	665,247	442,054

Total	2,591,735	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,591,735	2,698,489

Total Allowances	18,686	--,--	--,--	--,--	--,--	--,--	--,--	--,--	18,686	20,878

(1) Maximum amount granted to related clients during December 2014 and 2013, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 22)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Financial sector	22	11	45	1,061,420

Swaps	Interest rate hedge	-	Upon expiration of differences	Residentes in Argentina – Non - financial sector	122	57	4	36,545

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	4	1	1	5,596,708

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	3	1	1	303,473

Repo transactions	Financial transactions – own account	Federal Government Bonds	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	234,986

Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	676,995

TOTAL								7,910,127

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2014 AND 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 22 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

ASSETS:	12-31-2014	12-31-2013
A. CASH AND DUE FROM BANKS:
Cash	2,857,676	2,063,205
Due from banks and correspondents	9,702,478	10,818,576

Argentine Central Bank (BCRA)	9,350,350	10,576,744
Other local	1,196	2,846
Foreign	350,932	238,986

	12,560,154	12,881,781

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	2,942,473	1,982,431
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	8,630,056	1,408,487
Investments in listed private securities	60,997	69,049

Less: Allowances	201	196

	11,633,489	3,459,935

C. LOANS:
To government sector (Exhibit 1)	54,459	40,915
To financial sector (Exhibit 1)	1,127,116	1,871,093

Interfinancial – (Call granted)	30,000	313,500
Other financing to local financial institutions	880,437	1,328,346
Interest and listed-price differences accrued and pending collection	216,679	229,247

To non financial private sector and residents abroad (Exhibit 1)	41,199,059	35,278,648

Overdraft	6,861,786	6,552,258
Discounted instruments	6,035,048	5,476,961
Real estate mortgage	1,466,346	1,243,900
Collateral Loans	3,695,487	3,479,820
Consumer	6,091,937	5,998,744
Credit cards	11,465,609	7,429,187
Other	5,025,304	4,647,736
Interest and listed-price differences accrued and pending collection	691,454	582,255
Less: Interest documented together with main obligation	133,912	132,213

Less: Allowances	937,794	722,462

	41,442,840	36,468,194

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	384,930	624,368
Amounts receivable for spot and forward sales to be settled	1,405,562	260,046
Instruments to be received for spot and forward purchases to be settled	312,684	72,567
Unlisted corporate bonds (Exhibit 1)	48,653	3,401
Non-deliverable forward transactions balances to be settled	139,149	6,744
Other receivables not covered by debtor classification regulations	14,873	4,135
Other receivables covered by debtor classification regulations (Exhibit 1)	311,787	202,274

Less: Allowances	5,267	5,044

	2,612,371	1,168,491

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	2,075,497	1,778,235
Interest accrued pending collection (Exhibit 1)	27,585	22,040

Less: Allowances	29,840	22,497

	2,073,242	1,777,778

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	256,247	152,036
Other (Note 7.b)	66,743	58,621

	322,990	210,657

G. OTHER RECEIVABLES:
Other (Note 7.c)	1,696,426	1,359,404
Other interest accrued and pending collection	744	3,478

Less: Allowances	324,756	297,585

	1,372,414	1,065,297

H. PREMISES AND EQUIPMENT:	929,760	704,995

I. OTHER ASSETS:	1,187,961	659,997

J. INTANGIBLE ASSETS:
Organization and development expenses	144,672	120,755

	144,672	120,755

K. SUSPENSE ITEMS:	8,563	5,294

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.d):	450	450

TOTAL ASSETS:	74,288,906	58,523,624

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2014 AND 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 22 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

LIABILITIES:	12-31-2014	12-31-2013

M. DEPOSITS:
Government sector	1,017,837	2,780,304
Financial sector	77,482	45,961
Non financial private sector and residents abroad	50,347,558	40,933,200

Checking accounts	14,614,559	9,947,241
Savings deposits	14,995,902	11,902,472
Time deposits	19,303,430	17,910,820
Investments accounts	483	4,027
Other	1,129,571	916,985
Interest and listed-price differences accrued payable	303,613	251,655

	51,442,877	43,759,465

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	73,110	93,746

Other	73,110	93,746

Banks and International Institutions	406,031	106,178
Unsubordinated corporate bonds	1,868,434	1,190,761
Amounts payable for spot and forward purchases to be settled	312,751	63,298
Instruments to be delivered for spot and forward sales to be settled	1,457,098	273,672
Financing received from Argentine financial institutions	124,424	426,238

Interfinancial (call borrowed)	49	--,--
Other financings from local financial institutions	124,375	426,238
Non-deliverable forward transactions balances to be settled	408	47,245
Other (Note 7.e)	4,278,335	2,648,545
Interest and listed–price differences accrued payable	96,942	93,577

	8,617,533	4,943,260

O. OTHER LIABILITIES:
Fees payable	122	189
Other (Note 7.f)	2,771,721	1,752,778

	2,771,843	1,752,967

P. ALLOWANCES:	818,092	709,343

Q. SUSPENSE ITEMS:	30,290	29,677

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.g):	337	337

TOTAL LIABILITIES:	63,680,972	51,195,049

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	276,058	172,395

STOCKHOLDERS’ EQUITY:	10,331,876	7,156,180

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	74,288,906	58,523,624

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 22 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2014	12-31-2013
DEBIT ACCOUNTS

Contingent
– Guaranties received	13,726,776	12,125,408
– Contra contingent debit accounts	1,750,341	1,290,370

	15,477,117	13,415,778

Control
– Receivables classified as irrecoverable	539,719	432,256
– Other (Note 7.h)	120,436,826	153,384,808
– Contra control debit accounts	1,363,258	1,544,001

	122,339,803	155,361,065

Derivatives
– “Notional” amount of non-deliverable forward transactions	2,984,388	5,414,377
– Interest rate swap	1,003,244	1,367,098
– Contra debit derivatives accounts	2,915,793	1,871,743

	6,903,425	8,653,218

For trustee activities
– Funds in trust	6,605	6,582

	6,605	6,582

TOTAL	144,726,950	177,436,643

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	640,198	453,478
– Guaranties provided to the BCRA	223,973	191,303
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	384,982	287,575
– Other guaranties given non covered by debtor classification regulations	210,453	158,783
– Other covered by debtor classification regulations (Exhibit 1)	290,735	199,231
– Contra contingent credit accounts	13,726,776	12,125,408

	15,477,117	13,415,778

Control
– Items to be credited	965,725	1,186,195
– Other	397,533	357,806
– Contra control credit accounts	120,976,545	153,817,064

	122,339,803	155,361,065

Derivatives
– “Notional” amount of non-deliverable forward transactions	2,915,793	1,871,743
– Contra credit derivatives accounts	3,987,632	6,781,475

	6,903,425	8,653,218

For trustee activities
– Contra credit accounts for trustee activities	6,605	6,582

	6,605	6,582

TOTAL	144,726,950	177,436,643

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 22 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2014	12-31-2013
A. FINANCIAL INCOME

Interest on cash and due from banks	--,--	54
Interest on loans to the financial sector	350,991	282,006
Interest on overdraft	2,058,145	1,263,611
Interest on discounted instruments	1,237,654	786,773
Interest on real estate mortgage	233,929	164,783
Interest on collateral loans	808,053	600,793
Interest on credit card loans	1,971,800	995,086
Interest on other loans	2,754,209	2,202,956
Interest from other receivables from financial transactions	3,839	40,771
Interest on financial leases	335,744	239,853
Income from secured loans - Decree 1387/01	16,454	8,840
Net income from government and private securities	1,689,065	352,223
Indexation by CER	307,143	133,323
Gold and foreign currency exchange difference	856,129	590,982
Other	653,844	581,355

	13,276,999	8,243,409

B. FINANCIAL EXPENSE

Interest on savings deposits	18,695	14,772
Interest on time deposits	4,165,948	2,372,658
Interest on interfinancial financing (call borrowed)	18,323	8,495
Interest on other financing from financial institutions	73,674	96,359
Interest on other liabilities from financial transactions	443,200	171,607
Other interest	8,164	7,611
Indexation by CER	155	104
Contribution to the deposit guaranty fund	122,026	62,932
Other	809,934	519,272

	5,660,119	3,253,810

GROSS INTERMEDIATION MARGIN – GAIN	7,616,880	4,989,599

C. ALLOWANCES FOR LOAN LOSSES	574,663	453,264

D. SERVICE CHARGE INCOME

Related to lending transactions	2,076,200	1,470,082
Related to liability transactions	1,497,715	1,132,941
Other commissions	195,513	125,000
Other (Note 7.i)	909,105	725,827

	4,678,533	3,453,850

E. SERVICE CHARGE EXPENSE

Commissions	872,368	615,635
Other (Note 7.j)	456,717	339,694

	1,329,085	955,329

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 22 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2014	12-31-2013

F. ADMINISTRATIVE EXPENSES

Payroll expenses	3,214,632	2,209,640
Fees to Bank Directors and Supervisory Committee	5,098	3,796
Other professional fees	71,760	63,618
Advertising and publicity	232,988	172,307
Taxes	493,795	332,455
Fixed assets depreciation	139,236	100,766
Organizational expenses amortization	58,355	48,997
Other operating expenses	749,196	551,798
Other	642,037	417,092

	5,607,097	3,900,469

NET GAIN FROM FINANCIAL TRANSACTIONS	4,784,568	3,134,387

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(103,663)	(54,414)

G. OTHER INCOME

Income from long-term investments	193,304	96,686
Punitive interests	27,232	15,000
Loans recovered and reversals of allowances	141,073	136,116
Other (Note 7.k)	169,658	113,729

	531,267	361,531

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	22	32
Charge for uncollectibility of other receivables and other allowances	236,826	166,288
Amortization of difference arising from judicial resolutions	15,496	40,472
Depreciation and losses from miscellaneous assets	926	395
Other (Note 7.l)	83,682	88,613

	336,952	295,800

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	4,875,220	3,145,704

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,670,724	1,121,460

NET INCOME FOR THE FISCAL YEAR	3,204,496	2,024,244

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND 2013

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 22 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2014		12-31-2013
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	13,603,620	(1)	9,048,450	(1)
Cash and cash equivalents at the end of the fiscal year	12,951,964	(1)	13,603,620	(1)

Net (decrease)/increase in cash and cash equivalents	(651,656)		4,555,170

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	(6,600,365)		1,007,557
- Loans	5,820,286		(302,666)

to financial sector	516,909		(77,548)
to non-financial public sector	14		186
to non-financial private sector and residents abroad	5,303,363		(225,304)
- Other receivables from financial transactions	(15,304)		(80,137)
- Receivables from financial leases	(295,464)		(667,544)
- Deposits	2,469,699		6,571,906

to financial sector	31,521		27,174
to non-financial public sector	(1,756,911)		654,084
to non-financial private sector and residents abroad	4,195,089		5,890,648
- Other liabilities from financial transactions	1,628,520		738,160

Financing from financial or interfinancial sector (call borrowed)	49		(20,000)
Others (except liabilities included in Financing Activities)	1,628,471		758,160
Collections related to service charge income	4,639,429		3,438,856
Payments related to service charge expense	(1,327,357)		(953,954)
Administrative expenses paid	(5,266,274)		(3,657,538)
Organizational and development expenses paid	(39,734)		(46,985)
Net collections from punitive interest	24,678		13,388
Differences from judicial resolutions paid	(15,496)		(40,472)
Collections of dividends from other companies	54,776		33,692
Other collections related to other income and expenses	407,035		208,428

Net cash flows provided by operating activities	1,484,429		6,262,691

Investment activities

Net payments from premises and equipment	(300,367)		(185,537)
Net payments from other assets	(621,807)		(626,540)
Other payments from investment activities	(520,598)		(350,362)

Net cash flows used in investment activities	(1,442,772)		(1,162,439)

Financing activities

Net collections / (payments) from:
- Unsubordinated corporate bonds	677,673		540,768
- Argentine Central Bank	(20,477)		41,482

Other	(20,477)		41,482
- Banks and international agencies	299,853		(156,592)
- Financing received from local financial institutions	(301,863)		101,583
Cash dividends	(28,800)		--,--
Other payments from financing activities	(1,319,699)		(1,072,377)

Net cash flows used in financing activities	(693,313)		(545,136)

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--		54

Net (decrease)/increase in cash and cash equivalents	(651,656)		4,555,170

(1) See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2014 AND 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 22 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of December 31, 2014 and 2013, as per the following detail:

–	As of December 31, 2014:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2014.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2014.

–	As of December 31, 2013:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2013.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2013.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve period ended on December 31, 2014 and 2013.

Interests in subsidiaries as of December 31, 2014 and 2013 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013

BBVA Francés Valores S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities, stockholders’ equity and net income in accordance with the criteria defined in note 2 below, as of December 31, 2014 and 2013, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013

BBVA Francés Valores S.A.	36,176	25,477	10,187	6,960	25,989	18,517	7,473	2,713

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	50,012	97,950	41,493	82,600	8,519	15,350	(6,831)	(1,300)

PSA Finance Argentina Cía Financiera S.A.	2,304,138	2,692,580	1,761,827	2,363,276	542,311	329,304	213,007	109,832

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	158,905	80,684	29,982	8,088	128,923	72,596	56,327	10,891

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the Argentine professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the Argentine professional accounting standards:

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 7,414 and 11,146 as of December 31, 2014 and 2013, respectively.

•

The Bank has not made disclosures required by Argentine professional accounting standards on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law No. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-2014	12-31-2013
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	3,928	7,078
BBVA Francés Valores S.A.	781	557
PSA Finance Argentina Cía Financiera S.A.	271,155	164,652
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	194	108

Total	276,058	172,395

5.	RESTRICTIONS ON ASSETS

a)

BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 10,300 as of December 31, 2014 and 2013. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

		12-31-2014	12-31-2013	12-31-2012

a)	Cash and due from banks	12,559,464	12,880,744	8,613,997

b)	Goverment securities	--,--	115,876	102,453

c)	Loans to financial sectors, call granted maturity date less than three months as from the end of each fiscal year	392,500	607,000	332,000

CASH AND CASH EQUIVALENTS		12,951,964	13,603,620	9,048,450

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months as from the end of each fiscal year date.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	12-31-2014	12-31-2013

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value

Secured Bonds due in 2020	1,183,905	891,894
Peso-denominated Discount governed by Argentine Law maturing in 2033	467,472	80,980
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	374,000	--,--
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	279,178	--,--
Argentine Bond of Saving towards economic development	152,447	121,110
Federal Government Bonds in US Dollars 7% due 2015	104,850	--,--
Secured Bonds due in 2018	74,875	89,114
US Dollar-linked Argentine Government Bond at 2.40% maturing in 2018	66,080	--,--
Federal Government Bonds in US Dollars 8.75% due 2024	43,384	--,--
Federal Government Bonds in Pesos Badlar + 250 bp due 2019	42,679	--,--
Par Securities denominated in Pesos	38,319	--,--
Consolidation Bonds – sixth series	37,716	31,040
Federal Government Bonds in US Dollars 7% 2017	--,--	708,180
Par Securities denominated in US Dollars and governed by Argentine Law	--,--	42,300
Federal Government Bonds in Pesos Badlar + 275 bp due 2014	--,--	12,317
Other	77,568	5,496

Total	2,942,473	1,982,431

	12-31-2014	12-31-2013

* Holdings booked at amortized cost

Other	164	164

Total	164	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	8,630,056	1,273,092
BCRA Notes (NOBAC)	--,--	135,395

Total	8,630,056	1,408,487

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	49,652	64,525
FBA Bonos Argentina Investment Fund	10,210	--,--
FBA Acciones Globales Investment Fund	--,--	3,849
Other	1,135	675

Total	60,997	69,049

- Allowances	(201)	(196)

Total	11,633,489	3,459,935

b) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	44,460	29,302
In companies-supplementary activities	22,283	29,319

Total	66,743	58,621

c) OTHER RECEIVABLES – Other

Miscellaneous receivables	475,180	284,581
Guarantee deposits	377,029	309,390
Prepayments	279,381	309,925
Tax prepayments	281,535	258,899
Loans to personnel	181,975	189,700
Advances to personnel	93,065	6,238
Other	8,261	671

Total	1,696,426	1,359,404

	12-31-2014	12-31-2013

d) OTHER SUBSIDIARIES’ ASSETS

Other related to pension fund management business	450	450

Total	450	450

e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	2,482,573	1,193,215
Other withholdings and collections at source	687,838	457,246
Collections and other operations for the account of third parties	419,185	342,912
Money orders payable	338,117	327,967
Fees collected in advance	121,831	105,860
Pending Banelco debit transactions	73,651	120,570
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	32,488	46,882
Funds raised from third parties	18,941	17,255
Social security payment orders pending settlement	18,816	6,484
Accrued commissions payable	7,336	5,608
Loans received from Interamerican Development Bank (IDB)	6,485	3,229
Other	71,074	21,317

Total	4,278,335	2,648,545

f) OTHER LIABILITIES – Other

Accrued taxes	1,093,119	674,707
Miscellaneous payables	697,722	509,472
Accrued salaries and payroll taxes	541,245	398,013
Amounts collected in advance	434,830	169,278
Other	4,805	1,308

Total	2,771,721	1,752,778

g) OTHER SUBSIDIARIES’ LIABILITIES

Other related pension fund management business	337	337

Total	337	337

h) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	61,071,633	121,633,179
Items in safekeeping	53,730,674	26,289,843
Checks not yet credited	3,694,973	3,347,400
Collections items	573,483	686,371
Checks drawn on the Bank pending clearing	564,348	602,976
Cash in custody on behalf of the BCRA	287,347	52,144
Other	514,368	772,895

Total	120,436,826	153,384,808

	12-31-2014	12-31-2013

i) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	511,338	344,919
Rental of safe-deposit boxes	148,473	110,927
Commissions for loans and guaranties	51,921	42,413
Commissions on debit and credit cards	42,891	99,525
Commissions for transportations of values	29,346	22,338
Commissions for escrow	20,318	19,764
Commissions for capital market transactions	11,836	12,224
Commissions for salary payment	9,382	9,444
Commissions for trust management	2,081	1,432
Other	81,519	62,841

Total	909,105	725,827

j) SERVICE CHARGE EXPENSE - Other

Turn-over tax	327,648	262,772
Insurance paid on lease transactions	113,475	59,405
Other	15,594	17,517

Total	456,717	339,694

k) OTHER INCOME – Other

Income from the Credit Card Guarantee Fund	55,249	24,488
Interest on loans to personnel	30,830	28,692
Related parties expenses recovery	30,746	10,036
Deferred income tax (1)	8,400	--,--
Rents	2,331	1,409
Other	42,102	49,104

Total	169,658	113,729

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

l) OTHER EXPENSE – Other

Donations	16,221	13,645
Insurance losses	10,103	9,015
Turn-over tax	9,717	8,429
Private health insurance for former employees	9,706	7,953
Credit-card related stamp tax	4,292	4,202
Deferred income tax (2)	--,--	25,800
Other	33,643	19,569

Total	83,682	88,613

(2) As of December 31, 2103 offset with a charge for the same amount in “Loans recovered and reversals of allowances” account, under Other income item.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2014	12-31-2013

COMMERCIAL PORTFOLIO

Normal performance	21,065,160	20,260,306

Preferred collaterals and counter guaranties “A”	1,215,074	779,621
Other collaterals and counter guaranties “B”	790,615	595,147
Without senior security or counter guaranties	19,059,471	18,885,538

With special follow-up	7,022	19,473

Under observation	7,022	15,428

Other collaterals and counter guaranties “B”	540	--,--
Without senior security or counter guaranties	6,482	15,428
Negotiations for recovery or re-financing agreements underway	--,--	4,045

Preferred collaterals and counter guaranties “B”	--,--	786
Without senior security or counter guaranties	--,--	3,259

Non-performing	5,048	2,717

Without senior security or counter guaranties	5,048	2,717

With high risk of uncollectibility	--,--	27,632

Other collaterals and counter guaranties “B”	--,--	338
Without senior security or counter guaranties	--,--	27,294

Uncollectible	27,508	10,035

Other collaterals and counter guaranties “B”	3,750	--,--
Without senior security or counter guaranties	23,758	10,035

Total	21,104,738	20,320,163

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See note 22 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2014	12-31-2013

CONSUMER AND HOUSING PORTFOLIO

Normal performance	24,380,887	19,339,695

Preferred collaterals and counter guaranties “A”	41,185	20,369
Other collaterals and counter guaranties “B”	3,926,860	3,821,776
Without senior security or counter guaranties	20,412,842	15,497,550

Low risk	273,475	222,672

Preferred collaterals and counter guaranties “A”	68	--,--
Other collaterals and counter guaranties “B”	71,350	64,575
Without senior security or counter guaranties	202,057	158,097

Medium risk	211,868	140,262

Other collaterals and counter guaranties “B”	24,017	19,317
Without senior security or counter guaranties	187,851	120,945

High risk	145,310	82,219

Other collaterals and counter guaranties “B”	29,952	27,635
Without senior security or counter guaranties	115,358	54,584

Uncollectible	43,657	31,742

Other collaterals and counter guaranties “B”	18,572	21,254
Without senior security or counter guaranties	25,085	10,488

Uncollectible, classified as such under regulatory requirements	136	137

Other collaterals and counter guaranties “B”	--,--	37
Without senior security or counter guaranties	136	100

Total	25,055,333	19,816,727

General Total (1)	46,160,071	40,136,890

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE NINE MONTH PERIOD

ENDED ON DECEMBER 31, 2014

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés continues to uphold a customer-centric vision in its work and to renew its employees’ commitment to excellence.

In this past quarter and as a part of the Bank’s comprehensive plan to shift the business’ paradigm towards a more digital model, the Bank opened the Martínez Branch in the Province of Buenos Aires. This new office exhibits a totally different lay-out, has been equipped with cutting-edge technology and its customer-service model is certainly a differentiating factor. This new branch consolidates the idea that customers are at the core of our business and provides spaces that have been specially conceived to satisfy the needs of a new class of customers who are more demanding, better informed and surrounded by plentiful different offerings of products and services.

In addition, BBVA Francés opened a branch for individuals, one for companies and a VIP space, all of them in Pilar’s industrial compound in the Province of Buenos Aires: this is a strategic hub that accommodates approximately 300 companies and 7,000 potential customers. A new branch for individuals was opened in San Juan, which strengthens the brand’s presence in the Cuyo Territory.

Thus, the network reached 282 customer service points, 251 of which are retail branches and 31 are devoted to small and medium enterprises and institutions. Corporate Banking comprises in turn 7 business units divided by industry that provide personalized service to large companies. Besides, the Bank’s distribution network is further supplemented by 13 in-store banks, 2 points of sales, 685 ATMs and 756 self-service terminals.

Regarding the performance of the Bank in terms of activity, the Bank’s portfolio of loans to the private sector totaled 42,326,175 as of December 31, 2014, which points to an 13.9% growth rate in the last twelve months of the year, while during the quarter the growth rate was of 2.3%.

The Bank continued to deploy a number of different commercial actions in each one of the market segments:

In the retail segment, BBVA Francés continued to build on its program of promotions and benefits. Therefore, for the festive season, customers enjoyed discounts of up to 25% and zero-interest installments. Besides, as BBVA does every summer, campaigns were launched to concede discounts to customers in the widest selection of stores throughout Argentina for those who paid with BBVA Francés cards. This resulted in a 54.3% increase in the credit card portfolio in the past twelve months and 22.2% increase in the quarter.

Besides, all pledge loans grew by 6.2% in the past year though they remained at a similar volume when compared to the previous quarter. As to personal loans, they did not show a significant variation compared to the situation at the close of December 2013. Neither did they vary significantly when compared to the previous quarter. A drop in the level of activity was anyway reflected.

In the commercial segment and through an understanding of banking needs, BBVA Francés and LAN offered the possibility of swapping the accumulated LANPASS mileage for products in the John Deere range, which happens to be one of the world’s most renowned manufacturer of agricultural machinery.

As to portfolio quality, the Bank has been able to maintain the best indicators in the Argentine financial system within an environment that has shown signs of deterioration. The portfolio quality ratio (Non-performing loans/Total loans) was 0.94% with a level of coverage (Total loan loss provisions/Non-performing loans) of 224.5% at the end of the fiscal year.

As of December 31, 2014, the portfolio of Government securities, net of repurchase agreements, totaled 2,707,649 and represented 3.6% of the Bank’s Total assets. Besides, the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 7,953,062 as of that date and since they are short-term, they are used in order to allocate liquidity.

As to liabilities, total clients’ resources totaled 51,442,877, indicative of 17.6% growth in the last twelve months. By kind of product, in the same period, sight deposits grew by 35.5% whilst term deposits grew by 7.8%. Whilst total deposits in the quarter grew by 3.4% with sight balances increasing by 14.9% whilst term deposits grew by 2.7%, which thus improved the funding mix.

Series 12 and 13 of BBVA Francés Corporate Bonds were issued on November 13, 2014. The aggregate values were 130,286 at 18 months accruing an annual nominal 2.53% interest rate over Badlar and 107,500 at 36 months, accruing an annual nominal 3.75% interest rate over Badlar, respectively.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of December 31, 2014, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 47% of the Bank’s deposits. Besides, the capital ratio was at 16.3% of risk-weighted assets. The Bank surpassed capital minimum requirements by 5,153,659.

As of December 31, 2014, BBVA Francés posted 3,204,496 in net income, which was 58.3% higher than the amount recorded in 2013.

On a line to line analysis, the Financial income - net totaled 7,616,880 at the end of December, 2014, which points to 52.7% growth during the year. The reasons for such growth are to be found in the major increase in intermediation with the private sector and the increase in prices and also in the major increase in the line Foreign exchange gains and other, which includes forward transactions in foreign currency. Meanwhile, during the last quarter there was a 13% increase resulting from intermediation with the private sector and income from the portfolio of Government securities.

Income from services – net totaled 3,349,448, which points to 34.1% compared to the amount as of December 31, 2013, whilst, compared to the previous quarter, the increase was 3.5%. These increases were mainly driven by credit card consumptions and increases in activities recorded in deposit accounts, as well as in the commissions provided by PSA Finance. Whilst expenses from services reflect an increase in the fees paid associated to promotions with credit cards.

Administrative expenses, again, recorded a balance of 5,607,097 at the end of December 2014, growing by 43.8% compared to the prior year whilst in the course of the quarter there was a 6.5% drop. It is important to mention that the previous quarter had included a higher charge, which accounted for the impact of the changes introduced in the organization. The increase in personnel expenses registers the salary raises agreed with the working union, whilst overhead reflects the impact of an intensified level of activity and the adjustment in general prices.

Outlook

In 2015, the Bank will continue to go forward with its transformation based on three pillars: principles, persons and innovation with the starting point being a prudentially managed and customer-centric business model with the potential for growth.

As already discussed, BBVA Francés took the first step towards accelerating its change in the search for responding better to customers’ new demands. The main axes of such change comprise: a transformation of the customers’ experience, a development of information-based offerings, an evolution in distribution channels and models and optimized and digitalized processes. The focus will be on launching new digital products amidst and intensely innovative culture.

In terms of management strategy, the Bank maintains its structural robustness objective that relies on: well-balanced financials, good capitalization, mitigated risk and adequate funding structure in addition to a comfortable liquidity position.

It must be said here that in 2014 the Argentine Central Bank established caps on the interest rates applicable to certain credit products as well as minimum interest rates for certain types of fixed term deposits.

Besides, this oversight authority introduced certain changes in the rules that protect financial services’ users. One such change defines a previous authorization process for increasing commissions.

Should the oversight authority concede increases that fall short of covering the increased costs afforded by the Bank to uphold its business structure, the Bank’s results for future periods could be adversely affected.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2014	12-31-2013	12-31-2012	12-31-2011	12-31-2010

Total Assets	74,288,906	58,523,624	44,784,579	39,005,645	32,580,246

Total Liabilities	63,680,972	51,195,049	39,534,662	35,055,279	28,654,139

Minority Interest in subsidiaries	276,058	172,395	117,981	82,109	179,192

Stockholders´ Equity	10,331,876	7,156,180	5,131,936	3,868,257	3,746,915

Total Liabilities + Minority Interest in subsidiaries + Stockholders´ Equity	74,288,906	58,523,624	44,784,579	39,005,645	32,580,246

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2014	12-31-2013	12-31-2012	12-31-2011	12-31-2010

Financial income	7,616,880	4,989,599	3,657,050	2,469,282	3,024,848

Allowances for loan losses	(574,663)	(453,264)	(256,259)	(132,663)	(179,353)

Income from services	3,349,448	2,498,521	1,846,467	1,437,954	1,078,470

Administrative expenses	(5,607,097)	(3,900,469)	(3,061,708)	(2,343,200)	(2,019,378)

Net gain from financial transactions	4,784,568	3,134,387	2,185,550	1,431,373	1,904,587

Miscellaneous income and expenses – net	194,315	65,731	(21,000)	135,024	(359,411)

Results of minority interest in subsidiaries	(103,663)	(54,414)	(36,195)	(8,462)	(31,156)

Income tax	(1,670,724)	(1,121,460)	(864,676)	(552,358)	(315,841)

Net income for the fiscal year	3,204,496	2,024,244	1,263,679	1,005,577	1,198,179

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2014	12-31-2013	12-31-2012	12-31-2011	12-31-2010

Net cash flow provided by operating activities	1,484,429	6,262,691	3,703,734	4,215,888	780,325

Net cash flow used in investment activities	(1,442,772)	(1,162,439)	(691,973)	(405,170)	(272,594)

Net cash flow used in financing activities	(693,313)	(545,136)	(581,581)	(3,444,234)	(74,048)

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--	54	--,--	2	13

Total cash (used) / provided during the fiscal year	(651,656)	4,555,170	2,430,180	366,486	433,696

STATISTICAL DETAILS COMPARED TO PRIOR FISCAL YEARS

(year-over-year variations in balances)

	12-31-2014/13	12-31-2013/12	12-31-2012/11	12-31-2011/10	12-31-2010/09

Total Loans	13.96%	28.17%	24.43%	35.36%	41.41%

Total Deposits	17.56%	28.08%	17.14%	29.85%	22.51%

Net Income	58.31%	60.19%	25.67%	(16.07%)	66.77%

Stockholders’ Equity	44.38%	39.44%	32.67%	3.24%	28.04%

RATIOS COMPARED TO PRIOR FISCAL YEARS

	12-31-2014	12-31-2013	12-31-2012	12-31-2011	12-31-2010

Solvency (1)	16.15%	13.93%	12.94%	11.01%	13.00%

Liquidity (2)	47.03%	37.34%	37.22%	40.86%	58.71%

Tied-up capital (3)	3.05%	2.54%	1.72%	1.77%	1.90%

Indebtedness (4)	6.19	7.18	7.73	9.08	7.70

Profitability (5)	36.65%	32.95%	28.08%	26.41%	35.91%

(1) Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)

(2) Sum of Cash and cash equivalents and Government and Private securities/Deposits

(3) Sum of Premises and equipment, other assets and Intangible assets/Assets

(4) Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

(5) Net income/Average Total shareholders’ equity

PROPOSED DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

-Stated in thousands of pesos-

UNAPPROPIATED EARNINGS (1)	7,398,787

To the Legal reserve (20% over 3,204,496)	(640,899)

SUBTOTAL 1	6,757,888

Adjustments (paragraph 2.1 as per the “Earnings distribution” provisions’ unified text and Communication “A” 5689)	(73,248)

SUBTOTAL 2	6,684,640

BALANCE AVAILABLE FOR DISTRIBUTION (2)	432,262

To cash dividends	400,000

To undistributed earnings	2,163,597

(1) It includes the Voluntary reserve for future distributions of income for 4,194,291

(2) Dividend distribution is subject to approval by the Bank’s Ordinary and Extraordinary Shareholders’ Meeting. Prior to that, the Argentine Central Bank has to hand down its approval first (Note 14 to the stand-alone financial statements). This proposed distribution of earnings may undergo changes as a result of these authorizations.

INDEPENDENT AUDITORS’ REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to audit

We have audited:

a)

the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of December 31, 2014 and the related statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 22 (notes 2 and 4.1 present a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)

the accompanying consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of December 31, 2014 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 7 (note 2 describe a summary of significant accounting policies) and the supplemental Exhibit 1.

The financial statements and certain related supplemental information detailed in paragraphs a) and b) above, are presented for comparative purposes with the financial statements (both stand-alone and the consolidated financial statements) and supplemental information for the year ended December 31, 2013.

The Bank is responsible for the preparation and fair presentation of the financial statements in conformity with applicable accounting standards. It is also responsible for the existence of internal control considered necessary to enable the presentation of financial statements free from material misstatement, whether due to errors or omissions or to irregularities. Our responsibility is to express an opinion on such financial statements, based on our audit performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our work

We conducted our audit in accordance with standards set forth by Technical Pronouncement N° 7 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor´s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to errors or omissions or to irregularities. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Opinion

In our opinion, the stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report present fairly, in all material respects, the financial position of BBVA Banco Francés S.A. as of December 31, 2014, and the results of its operations, changes in its stockholders´ equity and its flows of cash and cash equivalents for the fiscal year then ended, in accordance with the accounting standards established by B.C.R.A. and, except for the effects of the matter indicated in caption 3, in conformity with the Argentine professional accounting standards.

Our Independent Auditors´ Report on the stand-alone and the consolidated financial statements for the fiscal year ended December 31, 2013, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such fiscal year, was issued on February 19, 2014 and was qualified due to certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 22 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of B.C.R.A. and the Argentine professional accounting standards, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, February 9, 2015.

MARCELO BASTANTE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date:	February 20, 2015	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer